                                                                       EXHIBIT 2

--------------------------------------------------------------------------------

                   REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the shareholders of The Thomson Corporation:

We have audited the consolidated balance sheet of The Thomson Corporation (the "Corporation") as at December 31, 2000 and 2001 and the consolidated statement of earnings and retained earnings and of cash flow for each of the years in the three year period ended December 31, 2001 which appear in Exhibit 2 of this Form 40-F. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2000 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Our audits of the consolidated financial statements referred to above also included an audit of the financial statement schedule of the Reconciliation to Generally Accepted Accounting Principles in the United States of America which also appears in Exhibit 2 of this Form 40-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.


/S/PRICEWATERHOUSECOOPERS LLP
CHARTERED ACCOUNTANTS


Toronto, Canada

February 27, 2002, except as to Note 1 to the consolidated financial statements and Notes 11 and 17 to the financial statement schedule, which are as of April 25, 2002, respectively.

--------------------------------------------------------------------------------

          COMMENTS BY AUDITORS FOR UNITED STATES OF AMERICA READERS ON
            CANADA - UNITED STATES OF AMERICA REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's consolidated financial statements, such as the changes described in Notes 1, 3 and 14 to the consolidated financial statements of The Thomson Corporation which appears in Exhibit 2 of this Form 40-F. Our report to the shareholders dated February 27, 2002, except as to Note 1 to the consolidated financial statements and Notes 11 and 17 to the financial statement schedule, which are as of April 25, 2002, respectively, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

/S/ PRICEWATERHOUSECOOPERS LLP
CHARTERED ACCOUNTANTS

Toronto, Canada

February 27, 2002, except as to Note 1 to the consolidated financial statements and Notes 11 and 17 to the financial statement schedule, which are as of April 25, 2002, respectively.

                            THE THOMSON CORPORATION

            CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

              FOR THE YEAR ENDED DECEMBER 31, 1999, 2000 AND 2001
          (MILLIONS OF U.S. DOLLARS, EXCEPT PER COMMON SHARE AMOUNTS)

                                                                 1999       2000       2001
                                                                -------    -------    -------
Revenues....................................................      5,752      6,514      7,237
Cost of sales, selling, marketing, general and
  administrative expenses...................................     (4,345)    (4,980)    (5,451)
                                                                -------    -------    -------
Earnings before interest, tax, depreciation, amortization,
  restructuring charges and Year 2000 costs.................      1,407      1,534      1,786
Depreciation (note 6).......................................       (386)      (416)      (476)
                                                                -------    -------    -------
Operating profit before amortization, restructuring charges
  and Year 2000 costs.......................................      1,021      1,118      1,310
Amortization (notes 7 and 8)................................       (258)      (327)      (444)
Restructuring charges (note 16).............................        (38)       (37)       (30)
Year 2000 costs (note 23)...................................        (91)        (4)        --
                                                                -------    -------    -------
Operating profit after amortization, restructuring charges
  and Year 2000 costs.......................................        634        750        836
Net gains on disposals of businesses and investments........         52         38        302
Net interest expense and other financing costs (note 2).....       (186)      (204)      (236)
Income taxes (note 3).......................................        (63)        15       (168)
Equity in losses of associates, net of tax (note 11)........         --         --        (50)
                                                                -------    -------    -------
Earnings before dividends declared on preference shares.....        437        599        684
Dividends declared on preference shares (note 12)...........        (28)       (28)       (27)
                                                                -------    -------    -------
Earnings from continuing operations.........................        409        571        657
Earnings from discontinued operations (note 22).............        123        652         92
                                                                -------    -------    -------
Earnings attributable to common shares......................        532      1,223        749
Retained earnings at beginning of year......................      5,099      5,225      5,943
Effect of adoption of accounting standard (note 14).........         --        (78)        --
Dividends declared on common shares (note 13)...............       (406)      (427)      (439)
                                                                -------    -------    -------
Retained earnings at end of year............................      5,225      5,943      6,253
                                                                =======    =======    =======
Basic and diluted earnings per common share (note 4):
  From continuing operations................................    $  0.66    $  0.92    $  1.05
  From discontinued operations..............................    $  0.20    $  1.04    $  0.14
                                                                -------    -------    -------
Basic and diluted earnings per common share.................    $  0.86    $  1.96    $  1.19
                                                                =======    =======    =======

    The related notes form an integral part of these consolidated financial statements.

                            THE THOMSON CORPORATION

                           CONSOLIDATED BALANCE SHEET

                        AS AT DECEMBER 31, 2000 AND 2001
                           (MILLIONS OF U.S. DOLLARS)

                                                               2000     2001
                                                              ------   ------
                                   ASSETS
Cash and cash equivalents...................................     337      532
Accounts receivable, net of allowances (2000 -- $285;
  2001 -- $381).............................................   1,522    1,662
Inventories (note 5)........................................     232      256
Prepaid expenses and other current assets...................     384      313
Current assets of discontinued operations (note 22).........      53       --
                                                              ------   ------
  Current assets............................................   2,528    2,763


Property and equipment (note 6).............................   1,379    1,552
Identifiable intangible assets (note 7).....................   4,659    4,921
Goodwill (note 8)...........................................   6,171    7,903
Other non-current assets....................................     827    1,263
Non-current assets of discontinued operations (note 22).....     135       --
                                                              ------   ------
Total assets................................................  15,699   18,402
                                                              ======   ======

                    LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES


Short-term indebtedness.....................................     312      620
Accounts payable and accruals...............................   1,626    1,855
Deferred revenue............................................     772      882
Current portion of long-term debt (note 11).................     229      473
Current liabilities of discontinued operations (note 22)....      26       --
                                                              ------   ------
  Current liabilities.......................................   2,965    3,830


Long-term debt (note 11)....................................   2,321    3,651
Other non-current liabilities...............................   1,264    1,262
Deferred income taxes (note 3)..............................   1,284    1,439
Non-current liabilities of discontinued operations (note
  22).......................................................      47       --
                                                              ------   ------
Total liabilities...........................................   7,881   10,182


SHAREHOLDERS' EQUITY
Share capital (notes 12 and 13).............................   2,035    2,198
Cumulative translation adjustment (note 18).................    (160)    (231)
Retained earnings...........................................   5,943    6,253
                                                              ------   ------
Total shareholders' equity..................................   7,818    8,220
                                                              ------   ------
Total liabilities and shareholders' equity..................  15,699   18,402
                                                              ======   ======

Approved by the Board
            /s/ Kenneth R. Thomson                       /s/ Richard J. Harrington

    The related notes form an integral part of these consolidated financial statements.

                            THE THOMSON CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOW

              FOR THE YEAR ENDED DECEMBER 31, 1999, 2000 AND 2001
                           (MILLIONS OF U.S. DOLLARS)

                                                               1999     2000     2001
                                                              ------   ------   ------
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings from continuing operations.........................     409      571      657
Add back (deduct) items not involving cash:
  Amortization of development costs and capitalized software
     (notes 9 and 10).......................................     109      112      104
  Depreciation (note 6).....................................     386      416      476
  Amortization (notes 7 and 8)..............................     258      327      444
  Net gains on disposals of businesses and investments......     (52)     (38)    (302)
  Deferred income taxes (note 3)............................     (58)     (71)      75
  Equity in losses of associates, net of tax (note 11)......      --       --       50
  Other, net................................................      62        9       34
Changes in working capital and other items (note 20)........     (86)    (331)      78
Cash provided by operating activities -- discontinued
  operations (note 22)......................................     121      121        7
                                                              ------   ------   ------
Net cash provided by operating activities...................   1,149    1,116    1,623
INVESTING ACTIVITIES
Acquisitions of businesses and investments, less cash
  therein of $37 million, $64 million and $45 million in
  1999, 2000 and 2001, respectively (note 17)...............    (337)  (2,824)  (2,419)
Proceeds from disposals of businesses and investments (note
  17).......................................................     412      387      209
Additions to property and equipment, less proceeds from
  disposals of $5 million, $17 million and $16 million in
  1999, 2000 and 2001, respectively.........................    (472)    (585)    (684)
Other investing activities, net.............................    (162)    (226)    (359)
Proceeds from disposals of newspaper businesses, net of tax
  (note 22).................................................      --    1,868      239
Cash used in investing activities -- discontinued operations
  (note 22).................................................     (32)     (20)      (1)
                                                              ------   ------   ------
Net cash used in investing activities.......................    (591)  (1,400)  (3,015)
FINANCING ACTIVITIES
Proceeds from debt..........................................       6      200    2,054
Repayments of debt..........................................    (176)    (425)    (281)
Net (repayments) borrowings under short-term loan
  facilities................................................     (90)     790      116
Dividends paid on common shares (note 13)...................    (255)    (271)    (279)
Other financing activities, net.............................      --       --      (19)
                                                              ------   ------   ------
Net cash (used in) provided by financing activities.........    (515)     294    1,591
                                                              ------   ------   ------
                                                                  43       10      199
Translation adjustments.....................................      (8)      (2)      (4)
                                                              ------   ------   ------
Increase in cash and cash equivalents.......................      35        8      195
Cash and cash equivalents at beginning of year..............     294      329      337
                                                              ------   ------   ------
Cash and cash equivalents at end of year....................     329      337      532
                                                              ======   ======   ======

Supplemental cash flow information is provided in Notes 2, 17 and 20.

    The related notes form an integral part of these consolidated financial statements.

                            THE THOMSON CORPORATION

                             SEGMENTED INFORMATION

              FOR THE YEAR ENDED DECEMBER 31, 1999, 2000 AND 2001
                           (MILLIONS OF U.S. DOLLARS)

     Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments mainly in the United States, the United Kingdom, and Canada (note 24).

BUSINESS SEGMENTS -- 1999

                                                                                SCIENTIFIC
                                            LEGAL AND                              AND        CORPORATE
                                            REGULATORY   LEARNING   FINANCIAL   HEALTHCARE   AND OTHER(1)   ELIMINATIONS   TOTAL
                                            ----------   --------   ---------   ----------   ------------   ------------   ------
Revenues..................................    2,375       1,099       1,213         806           259            --         5,752
                                              =====       =====       =====       =====         =====           ===        ======
Earnings before interest, tax,
  depreciation, amortization,
  restructuring charges and Year 2000
  costs...................................      706         258         314         174           (45)           --         1,407
Depreciation..............................     (128)       (109)       (102)        (39)           (8)           --          (386)
                                              -----       -----       -----       -----         -----           ---        ------
Operating profit before amortization,
  restructuring charges and Year 2000
  costs...................................      578         149         212         135           (53)           --         1,021
                                              =====       =====       =====       =====         =====           ===        ======
Additions to capital assets(2)............      350         230         169          60            13            --           822
                                              =====       =====       =====       =====         =====           ===        ======
Assets
-- continuing operations..................    6,557       1,921       1,380       1,245         1,167            --        12,270
-- discontinued operations................       --          --          --          --         1,536            --         1,536
                                              -----       -----       -----       -----         -----           ---        ------
Total assets..............................    6,557       1,921       1,380       1,245         2,703            --        13,806
                                              =====       =====       =====       =====         =====           ===        ======

BUSINESS SEGMENTS -- 2000

                                                                                SCIENTIFIC
                                            LEGAL AND                              AND        CORPORATE
                                            REGULATORY   LEARNING   FINANCIAL   HEALTHCARE   AND OTHER(1)   ELIMINATIONS   TOTAL
                                            ----------   --------   ---------   ----------   ------------   ------------   ------
Revenues..................................    2,620       1,405       1,503         743           272           (29)        6,514
                                              =====       =====       =====       =====         =====           ===        ======
Earnings before interest, tax,
  depreciation, amortization,
  restructuring charges and Year 2000
  costs...................................      774         345         335         178           (98)           --         1,534
Depreciation..............................     (128)       (126)       (125)        (29)           (8)           --          (416)
                                              -----       -----       -----       -----         -----           ---        ------
Operating profit before amortization,
  restructuring charges and Year 2000
  costs...................................      646         219         210         149          (106)           --         1,118
                                              =====       =====       =====       =====         =====           ===        ======
Additions to capital assets(2)............      887       1,235       1,724          83            18            --         3,947
                                              =====       =====       =====       =====         =====           ===        ======
Assets
-- continuing operations..................    7,065       3,000       3,176         945         1,325            --        15,511
-- discontinued operations................       --          --          --          --           188            --           188
                                              -----       -----       -----       -----         -----           ---        ------
Total assets..............................    7,065       3,000       3,176         945         1,513            --        15,699
                                              =====       =====       =====       =====         =====           ===        ======

BUSINESS SEGMENTS -- 2001

                                                                                SCIENTIFIC
                                            LEGAL AND                              AND        CORPORATE
                                            REGULATORY   LEARNING   FINANCIAL   HEALTHCARE   AND OTHER(1)   ELIMINATIONS   TOTAL
                                            ----------   --------   ---------   ----------   ------------   ------------   ------
Revenues..................................    2,827       1,852       1,641         707           242           (32)        7,237
                                              =====       =====       =====       =====         =====           ===        ======
Earnings before interest, tax,
  depreciation, amortization,
  restructuring charges and Year 2000
  costs...................................      855         402         405         176           (52)           --         1,786
Depreciation..............................     (146)       (142)       (155)        (25)           (8)           --          (476)
                                              -----       -----       -----       -----         -----           ---        ------
Operating profit before amortization,
  restructuring charges and Year 2000
  costs...................................      709         260         250         151           (60)           --         1,310
                                              =====       =====       =====       =====         =====           ===        ======
Additions to capital assets(2)............      592       2,368         353          76            21            --         3,410
                                              =====       =====       =====       =====         =====           ===        ======
Total assets..............................    7,266       5,216       3,165         930         1,825            --        18,402
                                              =====       =====       =====       =====         =====           ===        ======

---------------

(1) Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs, minority interests and costs associated with the Company's stock appreciation rights. Thomson Media's results include revenues of: 1999 -- $259 million; 2000 -- $272 million;
    2001 -- $242 million, earnings before interest, tax, depreciation, amortization, restructuring charges and Year 2000 costs of: 1999 -- $56 million; 2000 -- $43 million; 2001 -- $12 million and operating profit before amortization, restructuring charges and Year 2000 costs of:
    1999 -- $48 million; 2000 -- $35 million; 2001 -- $4 million. In addition to Thomson Media assets of $392 million, $408 million and $335 million as at December 31, 1999, 2000 and 2001, respectively, Corporate and other assets include cash, investments and overfunded pension assets.

(2) Capital assets include property and equipment, identifiable intangible assets and goodwill.

    The related notes form an integral part of these consolidated financial statements.

                            THE THOMSON CORPORATION

                  SEGMENTED INFORMATION (BY COUNTRY OF ORIGIN)
                           (MILLIONS OF U.S. DOLLARS)

GEOGRAPHIC SEGMENTS -- 1999

                                                 UNITED   UNITED
                                                 STATES   KINGDOM   CANADA   OTHER COUNTRIES   ELIMINATIONS   TOTAL
                                                 ------   -------   ------   ---------------   ------------   ------
Revenues.......................................  4,759      436      302           255              --         5,752
                                                 ======     ===      ===           ===             ===        ======
Earnings before interest, tax, depreciation,
  amortization, restructuring charges and Year
  2000 costs...................................  1,228       80       37            62              --         1,407
Depreciation...................................   (334)     (25)     (13)          (14)             --          (386)
                                                 ------     ---      ---           ---             ---        ------
Operating profit before amortization,
  restructuring charges and Year 2000 costs....    894       55       24            48              --         1,021
                                                 ======     ===      ===           ===             ===        ======
Capital assets(1)..............................  8,461      398      132           542              --         9,533
                                                 ======     ===      ===           ===             ===        ======
Assets
-- continuing operations.......................  10,420     670      196           984              --        12,270
-- discontinued operations.....................  1,396       --      140            --              --         1,536
                                                 ------     ---      ---           ---             ---        ------
Total assets...................................  11,816     670      336           984              --        13,806
                                                 ======     ===      ===           ===             ===        ======

GEOGRAPHIC SEGMENTS -- 2000

                                                 UNITED   UNITED
                                                 STATES   KINGDOM   CANADA   OTHER COUNTRIES   ELIMINATIONS   TOTAL
                                                 ------   -------   ------   ---------------   ------------   ------
Revenues.......................................  5,318       497     326            414            (41)        6,514
                                                 ======    =====     ===          =====            ===        ======
Earnings before interest, tax, depreciation,
  amortization, restructuring charges and Year
  2000 costs...................................  1,369        84       4             77             --         1,534
Depreciation...................................   (355)      (26)    (15)           (20)            --          (416)
                                                 ------    -----     ---          -----            ---        ------
Operating profit before amortization,
  restructuring charges and Year 2000 costs....  1,014        58     (11)            57             --         1,118
                                                 ======    =====     ===          =====            ===        ======
Capital assets(1)..............................  10,091    1,004     155            959             --        12,209
                                                 ======    =====     ===          =====            ===        ======
Assets
-- continuing operations.......................  12,587    1,282     233          1,409             --        15,511
-- discontinued operations.....................    110        --      78             --             --           188
                                                 ------    -----     ---          -----            ---        ------
Total assets...................................  12,697    1,282     311          1,409             --        15,699
                                                 ======    =====     ===          =====            ===        ======

GEOGRAPHIC SEGMENTS -- 2001

                                                 UNITED   UNITED
                                                 STATES   KINGDOM   CANADA   OTHER COUNTRIES   ELIMINATIONS   TOTAL
                                                 ------   -------   ------   ---------------   ------------   ------
Revenues.......................................  5,943       600     153            632            (91)        7,237
                                                 ======    =====     ===          =====            ===        ======
Earnings before interest, tax, depreciation,
  amortization, restructuring charges and Year
  2000 costs...................................  1,570       120      21             75             --         1,786
Depreciation...................................   (409)      (34)     (7)           (26)            --          (476)
                                                 ------    -----     ---          -----            ---        ------
Operating profit before amortization,
  restructuring charges and Year 2000 costs....  1,161        86      14             49             --         1,310
                                                 ======    =====     ===          =====            ===        ======
Capital assets(1)..............................  12,315    1,014     139            908             --        14,376
                                                 ======    =====     ===          =====            ===        ======
Total assets...................................  15,217    1,324     587          1,274             --        18,402
                                                 ======    =====     ===          =====            ===        ======

---------------

(1) Capital assets include property and equipment, identifiable intangible assets and goodwill.

    The related notes form an integral part of these consolidated financial statements.

                            THE THOMSON CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (UNLESS OTHERWISE STATED, ALL AMOUNTS ARE IN MILLIONS OF U.S. DOLLARS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of The Thomson Corporation (Thomson or the Company) include all controlled companies and its proportionate share in joint venture interests, and are prepared in accordance with accounting principles generally accepted in Canada. All intercompany transactions and balances are eliminated on consolidation.

 ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

 FOREIGN CURRENCY

     Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than U.S. dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders' equity. Other currency gains or losses are included in earnings.

 CASH AND CASH EQUIVALENTS

     Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

 INVENTORIES

     Inventories are valued at the lower of cost and net realizable value. Cost is determined using either the average cost or first-in, first-out method.

 DEVELOPMENT COSTS

     Development costs which meet certain criteria specified in generally accepted accounting principles, including reasonable assurance regarding future benefits, are capitalized and amortized over the anticipated period of benefit, not to exceed three years. The capitalized amounts, net of accumulated amortization, are included in "Other non-current assets" in the consolidated balance sheet.

 CAPITALIZED SOFTWARE

     Certain costs incurred in connection with the development of software to be used internally are capitalized once certain criteria specified in generally accepted accounting principles are met. The capitalized amounts, net of accumulated amortization, are included in "Property and equipment" in the consolidated balance sheet.

     In connection with the development of software that is intended to be marketed to customers, certain costs are capitalized once technological feasibility of the product is established and a market for the product has been identified. The capitalized amounts, net of accumulated amortization, are included in "Other non-current assets" in the consolidated balance sheet. The capitalized amounts are amortized over the expected period of benefit, not to exceed three years, and such amortization expense is included within "Cost of sales, selling, marketing, general and administrative expenses" in the consolidated statement of earnings and retained earnings.

                            THE THOMSON CORPORATION

 INVESTMENTS

     The equity method of accounting is used to account for investments in businesses over which Thomson has the ability to exercise significant influence. Under the equity method, investments are initially recorded at cost and the carrying amounts are adjusted to reflect the Company's share of net earnings or losses of the investee companies, and are reduced by dividends received.

     The cost method of accounting is used to account for investments in businesses over which Thomson does not have the ability to exercise significant influence.

     Declines in market values of investments are expensed when such declines are considered to be other than temporary.

 PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings and building improvements.........................   5-40 years
Furniture, fixtures and equipment...........................   3-10 years
Computer hardware...........................................    3-5 years
Internal-use computer software..............................   3-10 years

 IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL

     Upon acquisition, identifiable intangible assets are recorded at fair value and are subsequently amortized over their estimated economic lives. Goodwill represents the excess of the cost of the acquired businesses over values attributed to underlying net tangible assets and identifiable intangible assets. Goodwill resulting from business combinations consummated on or before June 30, 2001 is amortized over periods not exceeding 40 years. In accordance with Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062, "Goodwill and Other Intangible Assets," for business combinations consummated after June 30, 2001, identifiable intangible assets with indefinite lives and goodwill resulting from such business combinations are not amortized.

     The carrying values of identifiable intangible assets and goodwill are reviewed, if certain conditions arise, to determine if any impairment has occurred. Impairment is determined by comparing the undiscounted amount of expected future operating cash flows with the carrying amounts of such assets. Any impairment in the amount of identifiable intangible assets and goodwill is expensed.

     In accordance with other provisions of CICA Handbook Section 3062, which became effective as of January 1, 2002, identifiable intangible assets with indefinite lives and goodwill resulting from business combinations that are consummated on or before June 30, 2001 will no longer be amortized. Such assets, however, will be subject to tests for impairment at least annually, with such tests based upon comparisons of carrying amounts to applicable fair values. Any impairment in the carrying amount of identifiable intangible assets with indefinite lives and goodwill will be expensed.

 DERIVATIVE FINANCIAL INSTRUMENTS

     Thomson utilizes hedging arrangements to reduce its currency risk and interest rate risk exposures. While the hedging instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged.

     Gains and losses on derivative contracts designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or anticipated transactions are recorded in consolidated earnings when the related transaction is realized.

                            THE THOMSON CORPORATION

     The differential paid or received on interest rate swap agreements is recognized as part of net interest expense.

 REVENUE RECOGNITION

 Discrete Products

     Revenues from sales of discrete products (defined as products that are separate and distinct from any other product and carry no further substantive performance obligations on the part of the Company after shipment) are recognized when delivery has occurred and significant risks and rewards of ownership have transferred to the customer, provided that the price is fixed or determinable and ultimate collection is reasonably assured. Revenues from sales of these products are recognized net of estimated returns.

 Subscription-based Products (excluding software)

     Revenues from sales of subscription-based products are primarily recognized ratably over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

 Software-related Products and Services

     Revenues from software-related products are recognized when the following four criteria are met:

     - Persuasive evidence of an arrangement exists;

     - Installation (where required) and delivery have occurred;

     - The fee is fixed or determinable; and

     - Collectibility is probable.

     If the above criteria are met, the license fee generally is recognized ratably on a straight-line basis over the license period. Alternatively, if there is no associated licensing period, nor future obligations, revenues are recognized in accordance with the recognition policies described under Discrete Products above.

     Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.

 Other Service Contracts

     For a majority of service or consulting arrangements, revenues are recognized using either the percentage-of-completion method of accounting or the straight-line method. Under the percentage-of-completion method, revenues are recognized based on a comparison of employee time and other costs incurred to perform the related services to the total estimated time and costs to be incurred for the project. Under certain contracts, contractual milestones are also considered.

 STOCK-BASED COMPENSATION PLANS

     Thomson has both a Stock Appreciation Rights (SAR) Plan and a stock incentive plan, which are described in note 19.

     Under the SAR plan, compensation expense is recognized as SARs change in value based on the fair market value of the Company's common stock at the end of each reporting period.

     Under the stock incentive plan, Thomson can grant stock options and other equity-based awards to certain employees and members of the Thomson Board of Directors for up to 20,000,000 shares of common stock. The options vest over a period of four to five years. The maximum term of an option is 10 years from

                            THE THOMSON CORPORATION
the date of grant. Options under the plan are granted at the closing price of the Company's common stock on the day prior to the date of grant. No compensation expense is recognized with respect to stock options.

 DEFERRED INCOME TAXES

     Deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Deferred income tax assets are recorded if management determines that it is more likely than not that such deferred income tax assets will be realized within the foreseeable future. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.

 RECENTLY ISSUED ACCOUNTING STANDARDS

     Effective January 1, 2001, the Company adopted the revised CICA Handbook
Section 3500, "Earnings per Share." As a result of adopting this Section, the Company now uses the treasury stock method to calculate diluted earnings per common share. Diluted earnings per common share are computed similar to basic earnings per common share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that stock options are exercised, and that the Company will use any proceeds to purchase its common shares at their average market price during the period. The weighted average shares are increased by the difference between the number of assumed options exercised and the number of shares purchased by the Company, as well as any other dilutive securities. Prior year earnings per common share amounts have been restated to reflect the adoption of this standard.

     In November 2000, the Emerging Issues Committee (EIC) of the CICA issued EIC-114, "Liability Recognition for Costs Incurred on Purchase Business Combinations." The consensus reached in EIC-114 must be applied to all business combinations consummated after December 31, 2000. Under that consensus, costs related to the acquiring company and certain restructuring and integration costs may no longer be considered part of the purchase price allocation.

     In 2001, the CICA issued Handbook Section 1581, "Business Combinations," and Handbook Section 3062, "Goodwill and Other Intangible Assets." Handbook
Section 1581, which Thomson applied to all business combinations occurring on or after July 1, 2001, institutes new requirements related to the recognition of certain identifiable intangible assets separate from goodwill.

     Handbook Section 3062 requires that goodwill and identifiable intangible assets with indefinite lives no longer be amortized. Instead, those assets are subject to periodic impairment tests. Handbook Section 3062 is effective as follows:

        (i) For business combinations occurring before July 1, 2001, amortization will continue until December 31, 2001. After that date, carrying amounts of goodwill and identifiable intangible assets with indefinite useful lives will no longer be amortized.

        (ii) For business combinations occurring on or after July 1, 2001, goodwill and identifiable intangible assets with indefinite useful lives are not amortized.

     The Company recently completed its initial impairment review under the requirements of Handbook Section 3062 and will recognize a non-cash, after tax charge directly to opening retained earnings of $67 million in the first quarter of 2002. The Company anticipates recording an additional transition charge of up to $100 million in the second quarter in connection with the application of the new standard by its equity method investees.

                            THE THOMSON CORPORATION

     In addition to the above, the CICA issued the following additional pronouncements in 2001:

     - Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." The new Section is effective for fiscal periods beginning on or after January 1, 2002 and requires that if an entity does not use the fair value-based method to account for non-direct stock-based transactions with employees, the entity must disclose pro-forma net earnings and earnings per share as if the fair value-based method of accounting applied. Additionally, this standard provides specific rules for accounting for stock appreciation rights and stock-based payments to employees, as well as non-employees.

     - Accounting Guideline AcG13, "Hedging Relationships." The Guideline addresses the identification, designation, documentation and effectiveness of hedging relationships. It establishes conditions for applying hedge accounting. The Guideline applies to hedging relationships in effect in fiscal years beginning on or after July 1, 2002.

     - Amended Handbook Section 1650, "Foreign Currency Translation." The amended section, which becomes effective for fiscal periods beginning on or after January 1, 2002, eliminates the deferral and amortization of unrealized translation gains and losses on long-term monetary items.

     Thomson has not completed its assessment of the impact of adopting Accounting Guideline AcG13. The Company has determined that the adoption of Handbook Sections 3870 and 1650 will have no material effect on the Company's financial position or results of operations.

 COMPARATIVE AMOUNTS

     Where necessary, certain amounts for 1999 and 2000 have been reclassified to conform to the current year's presentation. Reportable segments for all periods have been reclassified to exclude the operations and other balances of a newly formed operating segment, Thomson Media, which were previously included in the Financial group. Thomson Media does not qualify as a reportable segment under the quantitative thresholds of CICA Handbook Section 1701, "Segment Disclosures." Additionally, certain investments, as well as goodwill recognized in connection with the provisions of CICA Handbook Section 3465, "Income Taxes" which were previously recorded within the Corporate and other business segment, have been reallocated to the respective market groups and geographic segments.

NOTE 2: NET INTEREST EXPENSE AND OTHER FINANCING COSTS

                                                              1999   2000   2001
                                                              ----   ----   ----
Interest income.............................................    19     17     20
Interest on short-term indebtedness.........................   (24)   (21)   (25)
Interest on long-term debt..................................  (181)  (200)  (231)
                                                              ----   ----   ----
                                                              (186)  (204)  (236)
                                                              ====   ====   ====

     Interest paid on short-term indebtedness and long-term debt during 1999, 2000 and 2001 was $201 million, $205 million and $217 million, respectively, and interest received during 1999, 2000 and 2001 was $17 million, $16 million and $20 million, respectively.

NOTE 3: INCOME TAXES

     In 2000, Thomson adopted the provisions of CICA Handbook Section 3465, "Income Taxes." The revised tax accounting standard had the effect of lowering the effective book tax rates with no effect on cash taxes paid. The principal impact of the standard arises from restating business combinations where, as a result of purchasing stock, the excess purchase price over the tax basis of the net assets acquired is not deductible for tax purposes. The comparative earnings for 1999 have been restated to reflect the amortization of the additional goodwill and the release of the related additional deferred income tax resulting from the retroactive adoption of the revised income tax standard.

                            THE THOMSON CORPORATION

     Components of the provision for income taxes are as follows:

                                                              1999   2000    2001
                                                              ----   -----   -----
Current income tax provision from continuing operations.....  (121)    (56)    (93)
Deferred income tax benefit (provision) from continuing
  operations................................................    58      71     (75)
                                                              ----   -----   -----
Income tax (provision) benefit..............................   (63)     15    (168)
                                                              ====   =====   =====

     The tax effects of the significant components of temporary differences giving rise to the Company's deferred income tax assets and liabilities at December 31 are as follows:

                                                              2000    2001
                                                              -----   -----
Liabilities for differences between book and tax bases of
  assets....................................................  1,440   1,504
Total other assets, net of other liabilities................   (156)    (65)
                                                              -----   -----
Net deferred income tax liability...........................  1,284   1,439
                                                              =====   =====

     The Canadian corporate tax rate is approximately 44% for both 1999 and 2000 and approximately 40% for 2001. The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate to the income tax (provision) benefit:

                                                              1999   2000    2001
                                                              ----   -----   -----
Earnings before taxes *.....................................   500     584     902
Income taxes at the Canadian corporate tax rate.............  (222)   (259)   (363)
Differences attributable to:
  Non-deductible goodwill amortization......................   (35)    (69)    (43)
  Effect of income recorded at rates lower than the Canadian
     tax rate...............................................   132     222     212
  Recording of net operating losses not previously
     recorded...............................................    30     124       8
  Other, net................................................    32      (3)     18
                                                              ----   -----   -----
Income tax (provision) benefit on continuing operations.....   (63)     15    (168)
                                                              ====   =====   =====

     * Represents earnings from continuing operations before dividends declared on preference shares, equity in losses of associates and income taxes.

     Thomson and its subsidiaries have certain tax loss carryforwards, the benefit of which has not been recorded in the financial statements. Such tax loss carryforwards approximate $580 million, the majority of which expire between 2003 and 2008, with the remainder having an indefinite life. The ability to realize these benefits is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose.

NOTE 4: EARNINGS PER COMMON SHARE

     Basic earnings per common share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The weighted average number of common shares outstanding for the year ended December 31, 1999, 2000 and 2001 was 618,092,000, 623,242,191 and 627,747,972, respectively. A reconciliation of the weighted average number of common shares outstanding used in the basic earnings per common share and the diluted earnings per common share computations is presented below.

                            THE THOMSON CORPORATION

                                                   1999          2000          2001
                                                -----------   -----------   -----------
Basic.........................................  618,092,000   623,242,191   627,747,972
Effect of stock incentive plans...............           --       534,114       491,494
                                                -----------   -----------   -----------
Diluted.......................................  618,092,000   623,776,305   628,239,466
                                                ===========   ===========   ===========

NOTE 5: INVENTORIES

     Inventories consist of the following:

                                                               2000     2001
                                                              ------   ------
Raw materials...............................................      37       45
Work in process.............................................      40       32
Finished goods..............................................     155      179
                                                              ------   ------
                                                                 232      256
                                                              ======   ======

NOTE 6: PROPERTY AND EQUIPMENT

                                                               2000     2001
                                                              ------   ------
Land, buildings and building improvements...................     407      470
Furniture, fixtures and equipment...........................     734      786
Computer hardware...........................................   1,044    1,109
Internal-use computer software..............................     823    1,019
                                                              ------   ------
                                                               3,008    3,384
Accumulated depreciation....................................  (1,629)  (1,832)
                                                              ------   ------
                                                               1,379    1,552
                                                              ======   ======

     Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. The depreciation charge in 1999, 2000 and 2001 was $386 million, $416 million and $476 million, respectively, of which $101 million, $120 million and $148 million in 1999, 2000 and 2001, respectively, represented amortization of capitalized internal-use computer software.

NOTE 7: IDENTIFIABLE INTANGIBLE ASSETS

                                                              2000     2001
                                                              -----   ------
Identifiable intangible assets..............................  5,597    6,081
Accumulated amortization....................................   (938)  (1,160)
                                                              -----   ------
                                                              4,659    4,921
                                                              =====   ======

     The amortization charge in 1999, 2000 and 2001 was $132 million, $167 million and $257 million, respectively.

NOTE 8: GOODWILL

                                                              2000    2001
                                                              -----   -----
Goodwill....................................................  6,777   8,679
Accumulated amortization....................................   (606)   (776)
                                                              -----   -----
                                                              6,171   7,903
                                                              =====   =====

                            THE THOMSON CORPORATION

     The amortization charge in 1999, 2000 and 2001 was $126 million, $160 million and $187 million, respectively.

NOTE 9: DEVELOPMENT COSTS

     Information relating to development costs associated with internal ventures is as follows:

                                                              1999   2000   2001
                                                              ----   ----   ----
Expenditures................................................  (135)  (108)   (47)
Development costs capitalized...............................   110     70     24
Amortization of amounts previously capitalized..............   (93)   (99)   (79)
                                                              ----   ----   ----
Net expense.................................................  (118)  (137)  (102)
                                                              ====   ====   ====

     As at December 31, 2000 and 2001, other non-current assets include $110 million and $36 million of unamortized deferred development costs, respectively.

NOTE 10: CAPITALIZED SOFTWARE INTENDED TO BE MARKETED

                                                              2000   2001
                                                              ----   ----
Capitalized software........................................   89    115
Accumulated amortization....................................  (47)   (55)
                                                              ---    ---
                                                               42     60
                                                              ===    ===

     The amortization charge in 1999, 2000 and 2001 was $16 million, $13 million and $25 million, respectively.

NOTE 11: FINANCIAL INSTRUMENTS

  CARRYING AMOUNTS

     Amounts recorded in the consolidated balance sheet are referred to as "carrying amounts" and are based on period-end exchange rates, as applicable.

     For non-US dollar denominated debt which is hedged into US dollars by derivative contracts, the primary debt carrying amounts are reflected in "Long-term debt" in the consolidated balance sheet. The related receivables or payables arising from the translation gains and losses on the derivative contracts, which effectively offset the losses and gains on translation of the primary debt, are included within "Other non-current liabilities" and "Accounts payable and accruals" in the consolidated balance sheet, as appropriate.

  FAIR VALUES

     The fair values of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson for debt of the same maturity. The fair values of interest rate swaps and related forward contracts are estimated based upon discounted cash flows using applicable current market rates. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on December 31. The fair values of publicly traded long-term investments are based on quoted market prices. The fair values of privately held long-term investments are estimated by management. The fair values represent point-in-time estimates that may not be relevant in predicting the Company's future earnings or cash flows.

                            THE THOMSON CORPORATION

  CREDIT RISK

     Thomson attempts to minimize its credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions.

     The Company places its cash investments with high-quality financial institutions and limits the amount of exposure to any one institution. At December 31, 2001, a significant portion of the Company's cash was on deposit with five such institutions.

  SHORT-TERM INDEBTEDNESS

     Short-term indebtedness is principally comprised of $297 million and $600 million of commercial paper at December 31, 2000 and 2001, respectively. The average interest rate on this debt was 5.9% and 2.3% for 2000 and 2001, respectively.

  LONG-TERM DEBT

     The following is a summary of long-term debt:

                                          CARRYING AMOUNT                           FAIR VALUE
                               -------------------------------------   -------------------------------------
                               PRIMARY DEBT   CURRENCY SWAP   HEDGED   PRIMARY DEBT   CURRENCY SWAP   HEDGED
                               INSTRUMENTS     INSTRUMENTS     DEBT    INSTRUMENTS     INSTRUMENTS     DEBT
                               ------------   -------------   ------   ------------   -------------   ------
AS AT DECEMBER 31, 2000
Bank and other...............       756             11          767         756             11          767
10.55% Debentures, due
  2001.......................       167             49          216         169             47          216
7.90% Debentures, due 2002...       167             43          210         172             37          209
7.70% Debentures, due 2003...       167             29          196         175             20          195
9.15% Debentures, due 2004...       167             15          182         183             (3)         180
7.95% Debentures, due 2005...       167             19          186         179              5          184
7.15% Debentures, due 2006...       167             18          185         175              8          183
6.50% Debentures, due 2007...       167             13          180         168              9          177
Private placements, due
  2001-2010..................       625             --          625         645             --          645
                                  -----            ---        -----       -----            ---        -----
                                  2,550            197        2,747       2,622            134        2,756
                                                                          =====            ===        =====
Current portion..............      (229)           (49)        (278)
                                  -----            ---        -----
                                  2,321            148        2,469
                                  =====            ===        =====

                            THE THOMSON CORPORATION

                                          CARRYING AMOUNT                           FAIR VALUE
                               -------------------------------------   -------------------------------------
                               PRIMARY DEBT   CURRENCY SWAP   HEDGED   PRIMARY DEBT   CURRENCY SWAP   HEDGED
                               INSTRUMENTS     INSTRUMENTS     DEBT    INSTRUMENTS     INSTRUMENTS     DEBT
                               ------------   -------------   ------   ------------   -------------   ------
AS AT DECEMBER 31, 2001
Bank and other...............       590              2          592         590             10          600
7.90% Debentures, due 2002...       157             53          210         163             45          208
7.70% Debentures, due 2003...       157             39          196         168             26          194
9.15% Debentures, due 2004...       157             25          182         175              2          177
7.95% Debentures, due 2005...       157             29          186         172             10          182
6.20% Debentures, due 2006...       157              9          166         163             10          173
7.15% Debentures, due 2006...       157             28          185         167             12          179
6.50% Debentures, due 2007...       157             23          180         161             12          173
6.55% Medium-term notes, due
  2007.......................       283             13          296         291             12          303
6.90% Medium-term notes, due
  2008.......................       251              9          260         260              6          266
6.85% Medium-term notes, due
  2011.......................       251              3          254         252              7          259
6.20% Notes, due 2012........       700             --          700         674             --          674
Floating rate notes..........       125             --          125         125             --          125
Private placements, due
  2002-2010..................       575             --          575         612             --          612
Redeemable preference shares
  (note 21)..................       250             --          250         250             --          250
                                  -----            ---        -----       -----            ---        -----
                                  4,124            233        4,357       4,223            152        4,375
                                                                          =====            ===        =====
  Current portion............      (473)           (56)        (529)
                                  -----            ---        -----
                                  3,651            177        3,828
                                  =====            ===        =====

     The floating rate notes will mature on March 20, 2003 and are subject to extension by the holders for additional one-year periods from March 20, 2003 to March 22, 2004 and from March 22, 2004 to March 21, 2005. Interest, which is payable quarterly, is equal to US$ LIBOR plus (i) 0.45% for the period from issuance through March 19, 2003, (ii) 0.55% for the period from March 20, 2003 through March 21, 2004, and (iii) 0.65% for the period from March 22, 2004 through March 20, 2005.

     Bank and other debt at December 31, 2000 and 2001 is primarily US dollar denominated. The debentures and medium-term notes are Canadian dollar denominated and are fully hedged into US dollars. The 6.20% Notes, floating rate notes, private placements and redeemable preference shares are US dollar denominated. After taking account of hedging arrangements, the carrying amount of long-term debt, all of which is unsecured, is denominated in the following currencies:

                                                              2000    2001
                                                              -----   -----
U.S. dollar.................................................  2,664   4,231
Other currencies............................................     83     126
                                                              -----   -----
                                                              2,747   4,357
                                                              =====   =====

     Maturities of long-term debt after accounting for hedges in each of the next five years and thereafter are: $529 million in 2002, $323 million in 2003, $704 million in 2004, $311 million in 2005, $651 million in 2006 and $1,839 million thereafter.

                            THE THOMSON CORPORATION

     At December 31, 2001, undrawn bank facilities, which include a bridge loan facility expiring April 2002 and a revolving credit facility expiring August 2004, amounted to $1,792 million.

     In January 2002, Thomson issued $400 million US dollar denominated principal amount of unsecured notes due February 1, 2008 bearing an annual rate of interest of 5.75%, payable semi-annually. The net proceeds of $397 million were principally used to repay existing indebtedness which created sufficient credit availability under existing bank facilities for the Company to cancel its $1,500 million bridge loan facility in January 2002.

  INTEREST RATE RISK EXPOSURES

     Thomson enters into interest rate swap agreements to reduce the impact of changes in interest rates. Upon issuance, the Company converts certain fixed rate non-US dollar denominated debt to US dollar floating rate debt via the use of currency swap instruments. The use of interest rate swaps converts the debt back to fixed rates. The notional amount of interest rate swap agreements is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. The fair value of interest rate swap agreements as at December 31, 2000 and 2001 was $21 million and $75 million in favor of the counterparties, respectively. The Company's notional amounts of interest rate swaps related to long-term debt as at December 31, 2001 are summarized as follows:

                                                                 MATURING IN:
                                                              ------------------
                                                              LESS THAN   1 TO 5
                                                               1 YEAR     YEARS    TOTAL
                                                              ---------   ------   -----
Notional amounts of interest rate swaps.....................     159      1,093    1,252

     After taking account of hedging arrangements, the fixed and floating mix of long-term debt is as follows:

                                             AVERAGE                      AVERAGE
                                             INTEREST                     INTEREST
                                     2000      RATE     % SHARE   2001      RATE     % SHARE
                                     -----   --------   -------   -----   --------   -------
Total fixed........................  2,103     6.9%       77%     3,760     6.6%       86%
Total floating.....................    644     6.5%       23%       597     3.7%       14%
                                     -----               ----     -----               ----
                                     2,747     6.8%      100%     4,357     6.2%      100%
                                     =====               ====     =====               ====

     Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt is 76% to 24%, respectively. Floating interest rate long-term debt is LIBOR-based and, consequently, interest rates are reset periodically.

  HEDGES OF NET INVESTMENTS IN FOREIGN AFFILIATES

     At December 31, 2000, Thomson had in place a forward exchange contract to hedge investments in Japanese Yen denominated net assets. The contracted US dollar equivalent of commitments to sell Japanese Yen was $29 million at December 31, 2000. The carrying amount and fair value of this contract at December 31, 2000 were $12 million and $8 million, respectively. During 2001 this contract was closed out, with the difference between carrying value and fair market value of $4 million increasing the cumulative translation adjustment account.

  FOREIGN EXCHANGE CONTRACTS

     Thomson uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or anticipated transactions that are expected to occur in less than one year.

     At December 31, 2001, the fair value of foreign exchange contracts was approximately $1 million in favor of Thomson, which consisted of foreign exchange contracts with gains of $2 million and losses of $1 million.

                            THE THOMSON CORPORATION

  INVESTMENTS

     At December 31, 2000 and 2001, investments accounted for using the equity method had a carrying amount of $65 million and $501 million, respectively, of which $380 million in 2001 represents the Company's investment in Bell Globemedia Inc. (see note 21). Those investments did not have market quotations. Losses from equity method investments were $50 million in 2001.

     Investments accounted for using the cost method totaled $134 million and $126 million as at December 31, 2000 and 2001, respectively. As at December 31, 2000 and 2001, the estimated fair market value of these investments was $112 million and $126 million, respectively, of which $6 million and $2 million were publicly traded securities, respectively.

     The investments accounted for under both the equity and cost methods are included in "Other non-current assets" in the consolidated balance sheet.

     During 2001, Thomson determined that certain of its investments had experienced losses in value that were other than temporary. A reduction in the carrying values of those investments of $100 million for the year ended December 31, 2001 is included in "Net gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings. No such losses were incurred during the years ended December 31, 1999 and 2000.

NOTE 12: PREFERENCE SHARE CAPITAL

                                                       2000                   2001
                                               --------------------   --------------------
                                               NUMBER OF    STATED    NUMBER OF    STATED
                                                 SHARES     CAPITAL     SHARES     CAPITAL
                                               ----------   -------   ----------   -------
Series II....................................   6,000,000     110      6,000,000     110
Series V.....................................  18,000,000     332     18,000,000     332
                                                              ---                    ---
                                                              442                    442
                                                              ===                    ===

     The authorized preference share capital of Thomson is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series.

 SERIES II, CUMULATIVE REDEEMABLE PREFERENCE SHARES

     The Series II preference shares are non-voting and are redeemable at the option of Thomson for Cdn $25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorized Series II preference shares is 6,000,000.

 SERIES V, CUMULATIVE REDEEMABLE PREFERENCE SHARES

     The Series V preference shares are non-voting and were redeemable at the option of Thomson on January 2, 2002 for Cdn $25.00 per share and are redeemable thereafter for Cdn $25.50, together with accrued dividends. Through January 1, 2002, dividends were payable quarterly at Cdn $1.25 per share per annum. Beginning January 1, 2002, dividends will be payable monthly at a rate which floats in relation to changes in both the Canadian bank prime rate and the calculated trading price of the Series V preference shares. In no event, however, will the annual floating dividend rate applicable for a month be less than 50% of prime or greater than prime. The total number of authorized Series V preference shares is 18,000,000.

     The Series II and Series V Cumulative Redeemable Preference Shares rank between themselves equally and ratably without preference or priority with respect to the payment of dividends or the return of capital on the liquidation, dissolution, or winding-up of the Company.

                            THE THOMSON CORPORATION

NOTE 13: COMMON SHARE CAPITAL AND DIVIDENDS

  THOMSON COMMON SHARES

                                         1999                    2000                    2001
                                 ---------------------   ---------------------   ---------------------
                                  NUMBER OF    STATED     NUMBER OF    STATED     NUMBER OF    STATED
                                   SHARES      CAPITAL     SHARES      CAPITAL     SHARES      CAPITAL
                                 -----------   -------   -----------   -------   -----------   -------
Balance at beginning of year...  615,823,077    1,288    621,393,384    1,439    625,764,085    1,593
Issued.........................    5,570,307      151      4,370,701      156      4,976,564      163
Redemption of related Thomson
  PLC shares...................           --       --             --       (3)            --       --
Issuance of Thomson PLC "A"
  ordinary shares..............           --       --             --        1             --       --
                                 -----------    -----    -----------    -----    -----------    -----
Balance at end of year.........  621,393,384    1,439    625,764,085    1,593    630,740,649    1,756
                                 ===========    =====    ===========    =====    ===========    =====

     The common shares, which have no par value, are voting shares. The authorized common share capital of Thomson is an unlimited number of shares.

     Holders of the common shares may participate in the Dividend Reinvestment Plan (DRIP) under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted average price at which the common shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the record date for such dividend. Share issuances made in 1999, 2000 and 2001 consisted of DRIP of $151 million, $156 million and $160 million, respectively, and $3 million of stock options that were exercised in 2001.

 THOMSON PLC COMMON SHARES

     Holders of 232,644,452, 5,999,257 and 5,574,476 of Thomson common shares at December 31, 1999, 2000 and 2001, respectively, also hold the same number of related common shares of The Thomson Corporation PLC (Thomson PLC) with a par value of one sterling penny each. The holders of these shares have the alternative to receive their dividends in pounds sterling from Thomson PLC. During 1999, 2000 and 2001, 1,202,863, 226,649,141 and 429,164, respectively, of the Thomson PLC shares were redeemed at par for less than $0.1 million in aggregate in 1999 and 2001, and $3 million in 2000. The majority of the 2000 redemptions were accounted for by The Woodbridge Company Limited (Woodbridge) and its affiliates (see note 21).

 THOMSON PLC "A" ORDINARY SHARES

     In 2000, Thomson PLC issued 10,982,764 "A" ordinary shares with a par value of four sterling pence each to Woodbridge out of 15 million shares available to be issued (see note 21). Such shares are entitled to 5% of the votes at general meetings of the shareholders of Thomson PLC and may be redeemed by Thomson PLC at any time after January 1, 2004 at their par value. Dividends on these shares rank pari passu with dividends on the ordinary shares of Thomson PLC and cannot exceed 5% of the par value thereof, and the holder cannot receive by way of payment on winding up or return of capital an amount in excess of such par value.

     Included in the stated capital of Thomson at December 31, 1999, 2000 and 2001 is $4 million, $0.7 million and $0.7 million, respectively, related to the Thomson PLC common and "A" ordinary shares.

 DIVIDENDS

     Dividends on the Thomson common shares are declared and payable in US dollars. Dividends declared per common share in 1999, 2000 and 2001 were 65.8 cents, 68.5 cents and 70.0 cents, respectively. Equivalent dividends of 40.2162 pence, 45.0312 pence and 48.5674 pence in 1999, 2000 and 2001,

                            THE THOMSON CORPORATION
respectively, were paid per related common share of Thomson PLC. Shareholders have the option of receiving dividends on the Thomson common shares in equivalent Canadian funds.

     In the consolidated statement of cash flow, dividends paid on common shares in 1999, 2000 and 2001 are shown net of $15 million, $9 million and $10 million, respectively, reinvested in common shares issued under the DRIP and $136 million, $147 million and $150 million, respectively, through private placements of common shares with the Company's major shareholders. These private placements, together with the DRIP, satisfied the commitment of the Company's major shareholders to participate in the DRIP for at least 50% of the dividends declared on the Thomson common shares directly and indirectly owned by them. The Company's major shareholders acquired these common shares on the same terms and conditions under which Thomson issues common shares to shareholders participating in the DRIP.

NOTE 14: EMPLOYEE FUTURE BENEFITS

     Thomson sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Effective January 1, 2000, Thomson changed its method of accounting for employee future benefits to conform with the requirements of CICA Handbook Section 3461, "Employee Future Benefits." Under the new method, costs for all employee future benefits are accrued over the periods in which employees earn the benefits.

     The change was applied retroactively, on a cumulative adjustment basis, with no restatement of prior financial statements. As a result of the adoption, at January 1, 2000, liabilities for employee future benefits were increased by $118 million and retained earnings were decreased by $78 million, net of tax. The adoption of the new standard had no material impact on earnings.

 DEFINED BENEFIT PLANS

     Thomson sponsors defined benefit plans providing pension and other post-retirement benefits to substantially all employees. The costs of defined benefit plans are actuarially determined using the projected benefits method prorated on service and management's best estimates of expected plan investment performance, increases in salaries, and ages of employees upon retirement. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of the amendment. The excess of net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of the plan assets is amortized over the average remaining service period of active employees.

     The following significant weighted average actuarial assumptions were employed to determine the periodic pension and post-retirement plans expense and the accrued benefit obligations:

                                                                          OTHER
                                                PENSIONS          POST-RETIREMENT PLANS
                                          ---------------------   ---------------------
                                          1999(*)   2000   2001   1999(*)   2000   2001
                                          -------   ----   ----   -------   ----   ----
Expected long-term rate of return on
  plan assets...........................   8.9%     9.0%   8.9%     N/A      N/A    N/A
Discount Rate...........................   7.2%     7.2%   6.8%    7.6%     7.7%   7.2%
Rate of compensation increase...........   4.7%     4.8%   4.9%    5.6%     5.6%   5.6%

---------------

* As Thomson changed its method of accounting for employee future benefits effective January 1, 2000, the 1999 information is presented for informational purposes only.

                            THE THOMSON CORPORATION

     The Company's net defined benefit plan expense (income) is comprised of the following elements:

                                                                            {OTHER
                                                   PENSIONS          POST-RETIREMENT PLANS
                                             ---------------------   ---------------------
                                             1999(*)   2000   2001   1999(*)   2000   2001
                                             -------   ----   ----   -------   ----   ----
Current service cost.......................     34       32     32      1        1      1
Interest cost..............................     92       95    101      5        5      6
Expected return on plan assets.............   (122)    (130)  (140)    --       --     --
Amortization of net transition
  obligation...............................      2        2      2     --       --     --
Amortization of net actuarial (gains)
  losses...................................      1       (1)    (3)    (5)      (6)    (2)
Amortization of prior service cost.........     --       --      2     --       --     --
Non-routine events.........................     --       (6)    14     --       (6)    (1)
Change in valuation allowance provided
  against accrued benefit asset............     --        9     (5)    --       --     --
                                              ----     ----   ----     --       --     --
Net defined benefit plan expense
  (income).................................      7        1      3      1       (6)     4
                                              ====     ====   ====     ==       ==     ==

---------------

* As Thomson changed its method of accounting for employee future benefits effective January 1, 2000, the 1999 information is presented for informational purposes only.

     The pension-related non-routine events for 2000 include a curtailment gain of $8 million and a special termination charge of $2 million. In 2001, the non-routine events include a curtailment charge of $6 million, a settlement charge of $5 million and a special termination charge of $3 million. All of the above amounts relate to the sale of The Globe and Mail and other Thomson Newspapers operations (see note 22).

     In 2000, the non-routine event recorded in connection with other post-retirement plans was a settlement gain of $6 million related to the sale of Thomson Newspapers operations. The non-routine events recorded in 2001 consist of a curtailment gain of $1 million related to the sale of The Globe and Mail and other Thomson Newspapers operations (see note 22).

     The following information summarizes activity in the pension and other post-retirement benefit plans for the Company:

                                                                          OTHER POST-
                                                                          RETIREMENT
                                                            PENSIONS         PLANS
                                                          -------------   -----------
                                                          2000    2001    2000   2001
                                                          -----   -----   ----   ----
ACCRUED BENEFIT OBLIGATION
Beginning accrued benefit obligation....................  1,369   1,411     66     78
Current service cost....................................     32      32      1      1
Interest cost...........................................     95     101      5      6
Employee contributions..................................      5       4      1     --
Actuarial losses........................................     10      49     16     11
Non-routine events......................................     (3)     (6)    (5)    (1)
Acquisitions, net.......................................     20      46     --      5
Benefits paid...........................................    (72)    (81)    (6)    (7)
Translation adjustments.................................    (45)    (21)    --     --
                                                          -----   -----   ----   ----
Ending accrued benefit obligation.......................  1,411   1,535     78     93

                            THE THOMSON CORPORATION

                                                                          OTHER POST-
                                                                          RETIREMENT
                                                            PENSIONS         PLANS
                                                          -------------   -----------
                                                          2000    2001    2000   2001
                                                          -----   -----   ----   ----
PLAN ASSETS
Beginning fair value of plan assets.....................  1,612   1,750     --     --
Actual return (loss) on plan assets.....................    233    (203)    --     --
Employer contributions..................................     11      14      5      7
Employee contributions..................................      5       4      1     --
Benefits paid...........................................    (72)    (81)    (6)    (7)
Acquisitions, net.......................................     11       8     --     --
Translation adjustments.................................    (50)    (24)    --     --
                                                          -----   -----   ----   ----
Ending fair value of plan assets........................  1,750   1,468     --     --
FUNDED STATUS -- SURPLUS (DEFICIT)......................    339     (67)   (78)   (93)
Unamortized net actuarial (gain) loss...................   (233)    167    (26)   (12)
Unamortized past service costs..........................      2      13     (1)    --
Unamortized net transitional obligation.................      2      --     --     --
Fourth quarter activity.................................      3       3      1      2
                                                          -----   -----   ----   ----
Accrued benefit asset (liability).......................    113     116   (104)  (103)
Valuation allowance.....................................    (37)    (32)    --     --
                                                          -----   -----   ----   ----
Accrued benefit asset (liability), net of valuation
  allowance.............................................     76      84   (104)  (103)
                                                          =====   =====   ====   ====

     The accrued benefit obligations of unfunded pension plans at December 31, 2000 and 2001 were $85 million and $121 million, respectively. The accrued benefit obligations of underfunded plans at December 31, 2000 and 2001 were $33 million and $369 million, respectively, with an associated fair value of plan assets of $28 million and $340 million, respectively.

     The average healthcare cost trend rate used was 6.75%, which is reduced 0.5% per year until 2005. A 1.0% change in the trend rate would result in an increase or decrease in the accrued benefit obligation for post-retirement benefits of approximately 9% at December 31, 2001.

  DEFINED CONTRIBUTION PLANS

     The Company and its subsidiaries sponsor various defined contribution savings plans that have provisions for company-matching contributions. Total expense related to defined contribution plans was $43 million in 1999 and 2000, and $62 million in 2001.

NOTE 15: CONTINGENCIES AND COMMITMENTS

  CLAIMS AND LEGAL ACTIONS

     At December 31, 2001, certain lawsuits and other claims in the normal course of business were pending against Thomson. While the outcome of these matters is subject to future resolution, management's evaluation and analysis of such matters indicates that, individually and in the aggregate, the probable ultimate resolution of such matters will not have a material effect on the Company's consolidated financial statements.

  INVESTMENTS AND JOINT VENTURES

     The Company has investments in several limited partnerships. Under the terms of the limited partnership agreements, the Company is required to provide additional capital contributions of up to $21 million to such limited partnerships upon written request from the general partners. Additionally, the Company is a party to a

                            THE THOMSON CORPORATION
joint venture agreement that requires the Company to contribute a maximum of $29 million over the next five years conditional upon the attainment of certain operational milestones of the joint ventures.

  LEASES

     Operating lease payments in 1999, 2000 and 2001 were $116 million, $168 million and $193 million, respectively. The future minimum operating lease payments are $159 million in 2002, $145 million in 2003, $129 million in 2004, $110 million in 2005, $96 million in 2006 and $298 million thereafter.

NOTE 16: RESTRUCTURING CHARGES

     During 1999 and 2000, the Company incurred restructuring charges of $38 million and $21 million, respectively, stemming from strategic initiatives to rationalize product lines and sales channels, reduce personnel, enhance administrative efficiencies, and focus on core product and service lines. Additionally, in 2000, the Company incurred restructuring charges of $16 million in connection with a plan to reorganize certain businesses within the financial group as a result of the acquisition of Primark Corporation.

     During 2001, the Company recorded restructuring charges of $30 million. In connection with the integration of the acquired select businesses of Harcourt General Inc. (Harcourt) into the learning group, $20 million of charges were recorded, while an additional $2 million of charges were incurred for the reorganization of certain magazine operations within the scientific and healthcare group. The remaining $8 million resulted from additional spending in the legal and regulatory group on strategic initiatives previously approved.

     The following table presents an analysis of the total charges incurred by group:

                                                              1999   2000   2001
                                                              ----   ----   ----
Legal and Regulatory........................................   10     12      8
Learning....................................................    8      2     20
Financial...................................................   16     15     --
Scientific and Healthcare...................................   --      4      2
Corporate and other.........................................    4      4     --
                                                               --     --     --
                                                               38     37     30
                                                               ==     ==     ==

     The following table presents the activity in and balances of the restructuring liability accounts, included in "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet from January 1, 1999 through December 31, 2001:

                                                             TYPE OF COSTS
                                     -------------------------------------------------------------
                                                                   CONTRACT
                                     CAPITAL ASSET               CANCELLATION   OTHER EXIT
                                      WRITE-OFFS     SEVERANCE      COSTS         COSTS      TOTAL
                                     -------------   ---------   ------------   ----------   -----
Balance 1/1/99.....................        --            --           --            --         --
Charges............................        19            14            5            --         38
Utilization........................       (19)           (7)          --            --        (26)
                                          ---           ---           --            --        ---
Balance 12/31/99...................        --             7            5            --         12
Charges............................         4            28            2             3         37
Utilization........................        (4)          (22)          (2)           (2)       (30)
                                          ---           ---           --            --        ---
Balance 12/31/00...................        --            13            5             1         19
Charges............................        --            15            9             6         30
Utilization........................        --           (17)          (2)           (3)       (22)
                                          ---           ---           --            --        ---
Balance 12/31/01...................        --            11           12             4         27
                                          ===           ===           ==            ==        ===

                            THE THOMSON CORPORATION

     Of the restructuring charges recorded in 1999 and 2000, $19 million and $33 million represented expected cash outlays and $19 million and $4 million represented non-cash write-offs, respectively. Substantially all of the 2001 restructuring charges recorded represented expected cash outlays. Management expects that a majority of the initiatives which began in 2001 will be completed in 2002.

NOTE 17: ACQUISITIONS AND DISPOSALS OF BUSINESSES AND INVESTMENTS

  ACQUISITIONS

     Businesses were acquired during 1999, 2000 and 2001 for aggregate cash consideration of $351 million, $2,777 million and $2,355 million, respectively. Included within the cash consideration for 2000 acquisitions is $243 million related to the repayment of debt in conjunction with the acquisition of Primark Corporation. All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. The details of net assets acquired are as follows:

                                                                           2001
                                                 1999    2000    ------------------------
                                                 TOTAL   TOTAL   HARCOURT   OTHER   TOTAL
                                                 -----   -----   --------   -----   -----
Cash and cash equivalents......................    37       64        1       44       45
Accounts receivable............................    14      269       83       30      113
Inventory......................................    15       13       20        4       24
Prepaid expenses and other current assets......     3       43        8        6       14
Property and equipment.........................     4      230       45       15       60
Identifiable intangible assets.................    88      617      371       63      434
Goodwill.......................................   262    2,498    1,972      244    2,216
Other non-current assets.......................     2       33       25       --       25
                                                  ---    -----    -----     ----    -----
Total assets...................................   425    3,767    2,525      406    2,931
                                                  ---    -----    -----     ----    -----
Accounts payable and accruals..................   (22)    (417)    (276)     (47)    (323)
Deferred revenue...............................   (26)    (190)     (97)     (43)    (140)
Other non-current liabilities..................   (26)    (383)     (92)     (21)    (113)
                                                  ---    -----    -----     ----    -----
Total liabilities..............................   (74)    (990)    (465)    (111)    (576)
                                                  ---    -----    -----     ----    -----
Net assets.....................................   351    2,777    2,060      295    2,355
                                                  ===    =====    =====     ====    =====

     Allocations related to certain acquisitions may be subject to adjustment pending final valuation.

     Aggregate cash consideration relating to investments in businesses totaled $23 million, $111 million and $109 million in 1999, 2000 and 2001, respectively. These investments are included in "Other non-current assets" in the consolidated balance sheet.

     Additionally, the Company recorded reserves related to acquisitions consummated during 2001 totaling $65 million. Those reserves, which were recorded in accordance with EIC-114, comprise the following costs:

                                                                                       BALANCE
TYPE OF COST                                           INITIAL RESERVE   UTILIZATION   12/31/01
------------                                           ---------------   -----------   --------
Severance and other employee-related costs...........        38              (10)         28
Lease cancellation and idle facility costs...........        20               (2)         18
Other exit costs.....................................         7               (2)          5
                                                             --              ---          --
                                                             65              (14)         51
                                                             ==              ===          ==

     In connection with the acquisition of the Harcourt businesses, $52 million of acquisition reserves were established. Of this amount, $31 million relates to severance and other employee-related costs, $17 million relates to lease cancellation and idle facility costs, and $4 million relates to other exit costs.

                            THE THOMSON CORPORATION

     The following summarizes major acquisitions:

DATE                    COMPANY                                  DESCRIPTION
----                    -------                                  -----------
September 2001........  NewsEdge Corporation                     A provider of real-time news and
                                                                 information products and services to
                                                                 corporations and professional service
                                                                 firms worldwide.
July 2001.............  Harcourt General Inc. (select            Higher education and lifelong learning
                        businesses)                              businesses.
June 2001.............  First Call Corporation (acquired 48%     A provider of real-time, commingled
                        minority interest not previously owned   broker research, analyst estimates,
                        by Thomson)                              workflow and technology-based solutions.
September 2000........  Primark Corporation                      A provider of financial and economic
                                                                 information products and solutions to
                                                                 financial, corporate and governmental
                                                                 decision-makers globally.
September 2000........  The Carson Group                         A financial information organization
                                                                 specializing in global shareholder
                                                                 research and related advisory services.
May 2000..............  Dialog's Information Services Division   An online information service provider.
March 2000............  Prometric                                A provider of computer-based testing and
                                                                 assessment services
July 1999.............  Macmillan Library Reference USA          A provider of encyclopedia-type
                                                                 publications.
July 1999.............  Editorial Aranzadi SA                    A publisher of a wide range of
                                                                 publications for legal practitioners and
                                                                 students in Spain.

     In 2001, cash consideration of $2,189 million was paid for acquisitions consummated after June 30, 2001. Those acquisitions are subject to the provisions of CICA Handbook Section 3062, which require that goodwill and identifiable intangible assets with indefinite useful lives not be amortized. In connection with those acquisitions, goodwill of $2,106 million and identifiable intangible assets of $400 million were recorded. The identifiable intangible assets are summarized as follows:

                                                                                WEIGHTED-
                                                                                 AVERAGE
                                                                               AMORTIZATION
                                                                                  PERIOD
                                                    HARCOURT   OTHER   TOTAL     (YEARS)
                                                    --------   -----   -----   ------------
Finite useful lives:
  Tradenames......................................     --       11       11         17
  Customer relationships..........................     50        6       56          6
  Databases and content...........................    201       --      201         15
  Other...........................................     --        5        5          8
                                                      ---       --      ---
                                                      251       22      273
Indefinite useful lives:
  Tradenames......................................    120        7      127
                                                      ---       --      ---
                                                      371       29      400
                                                      ===       ==      ===

 NON-CASH ASSET EXCHANGES

     In November 2001, Thomson exchanged assets with a fair market value estimated at $44 million, along with cash consideration of $10 million, for an investment in i-Deal, a partnership which will automate the process of issuing securities over the Internet. The resulting loss on this transaction of $9 million is included

                            THE THOMSON CORPORATION
in "Net gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings. The investment is being accounted for using the equity method of accounting.

     In April 2001, Thomson contributed assets with a book value of $32 million in exchange for a 50% joint venture interest in Omgeo, a global trade processing business. This transaction had no impact on the consolidated earnings of Thomson.

     In January 2001, Thomson exchanged its interest in The Globe and Mail and other assets for a 20% equity interest in Bell Globemedia Inc. (BGM), a Canadian multimedia company. This transaction was recorded at 80% of the estimated fair value of net assets received, as Thomson continues to maintain a 20% indirect interest in The Globe and Mail. The resulting net gain of $317 million is included within "Net gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings. Included in "Income taxes" in the consolidated statement of earnings and retained earnings is a charge of $75 million related to the transaction. This investment is being accounted for using the equity method and is included in "Other non-current assets" in the consolidated balance sheet. As of December 31, 2001, the Company's net investment in BGM was $380 million. Additionally, the Company maintains an associated liability for certain lands to be contributed to BGM on or before March 31, 2002. There will be no impact on consolidated earnings in connection with this future contribution, as the lands are recorded at estimated fair value as of December 31, 2001. As discussed in note 21, Woodbridge is an investor in BGM.

     In 2000, Thomson disposed of a business valued at $49 million via a non-cash exchange. The resulting loss of $9 million on this disposal is included within "Net gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings in 2000.

 DISPOSALS

     Thomson received $412 million, $387 million and $209 million cash consideration in 1999, 2000 and 2001, respectively, from the disposals of businesses and investments within the following segments:

                                                              1999   2000   2001
                                                              ----   ----   ----
Legal and Regulatory........................................  107    --      --
Learning....................................................   38    76      53
Financial...................................................  154     5      49
Scientific and Healthcare...................................   70    231    105
Corporate and other.........................................   43    75       2
                                                              ---     --    ---
                                                              412    387    209
                                                              ===     ==    ===

     In April 2001, Thomson sold Jane's Information Group to a subsidiary of Woodbridge (see note 21). Thomson retained a financial advisor that provided a fairness opinion on the sale price of $110 million. Accordingly, the transaction was recorded at this determined fair value. The gain on disposal of $80 million is included in "Net gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings.

NOTE 18:  CUMULATIVE TRANSLATION ADJUSTMENT

     An analysis of the cumulative translation adjustment shown separately in shareholders' equity in the consolidated balance sheet is as follows:

                                                              2000   2001
                                                              ----   ----
Balance at beginning of year................................  (110)  (160)
Realized from disposals of businesses.......................    --     66
Translation.................................................   (50)  (137)
                                                              ----   ----
Balance at end of year......................................  (160)  (231)
                                                              ====   ====

                            THE THOMSON CORPORATION

NOTE 19:  STOCK-BASED COMPENSATION

 STOCK APPRECIATION RIGHTS PLAN

     Thomson has a Stock Appreciation Rights (SAR) plan that provides for the granting of SARs to officers and key employees. The SAR provides the holder with the opportunity to earn a cash award equal to the fair market value of the Company's common shares less the price at which the SAR was issued. Compensation expense is measured based on the market price of Thomson common shares at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company's common shares on the day prior to the date of grant, vest over a four- to eight-year period, and expire five to eleven years after the grant date. The compensation expense is recognized over the applicable period. At December 31, 2001, the authorized number of SARs was 20,500,000 and there were 3,261,870 units available for grant. Thomson recognized expense of $16 million and $55 million for the years ended December 31, 1999 and 2000, respectively, and recognized a benefit of $14 million related to the SAR plan for the year ended December 31, 2001 in the consolidated statement of earnings and retained earnings.

     A summary of the status of the Thomson SAR plan as of December 31, 1999, 2000 and 2001, and changes during the years ended on those dates is as follows:

                                        1999                         2000                          2001
                             --------------------------   ---------------------------   --------------------------
                                           CANADIAN $                    CANADIAN $                   CANADIAN $
                                           WEIGHTED-                     WEIGHTED-                    WEIGHTED-
                                            AVERAGE                       AVERAGE                      AVERAGE
                               SARS      EXERCISE PRICE      SARS      EXERCISE PRICE     SARS      EXERCISE PRICE
                             ---------   --------------   ----------   --------------   ---------   --------------
Outstanding at beginning of
  year.....................  6,843,987       27.30         5,907,854       28.28        4,393,204       31.11
Granted....................     17,500       44.09           377,940       47.28          225,117       48.45
Exercised..................   (711,958)      21.26        (1,148,398)      25.30         (675,837)      27.46
Cancelled..................   (241,675)      22.56          (744,192)      25.81         (517,740)      30.14
                             ---------                    ----------                    ---------
Outstanding at end of
  year.....................  5,907,854       28.28         4,393,204       31.11        3,424,744       33.11
                             =========                    ==========                    =========
Exercisable at end of
  year.....................  1,770,048       26.50         1,344,958       29.09        1,710,169       30.23
                             =========                    ==========                    =========

     The following table summarizes information on SARs outstanding at December 31, 2001:

                                                       SARS OUTSTANDING                             SARS EXERCISABLE
                                     ----------------------------------------------------   ---------------------------------
                                         NUMBER       WEIGHTED-AVERAGE      CANADIAN $          NUMBER          CANADIAN $
                                     OUTSTANDING AT      REMAINING       WEIGHTED-AVERAGE   EXERCISABLE AT   WEIGHTED-AVERAGE
CANADIAN $ RANGE OF EXERCISE PRICES     12/31/01      CONTRACTUAL LIFE    EXERCISE PRICE       12/31/01       EXERCISE PRICE
-----------------------------------  --------------   ----------------   ----------------   --------------   ----------------
16.00 -- 17.25................            36,700            2.8               17.04             26,200            16.98
21.77 -- 32.125...............         1,327,453            3.9               22.65            798,311            22.88
35.00 -- 44.50................         1,674,534            6.6               37.36            845,432            36.30
48.40 -- 57.45................           386,057            9.5               52.18             40,226            57.40

 STOCK INCENTIVE PLAN

     On January 24, 2000, the Board of Directors approved the adoption of a stock incentive plan. As of December 31, 2000 and 2001 there were 15,540,940 and 12,772,187 shares available for grant, respectively.

                            THE THOMSON CORPORATION

A summary of the status of the stock incentive plan as of December 31, 2000 and 2001, and changes during the years ended on those dates is as follows:

                                                      2000                         2001
                                           --------------------------   --------------------------
                                                         CANADIAN $                   CANADIAN $
                                                         WEIGHTED-                    WEIGHTED-
                                                          AVERAGE                      AVERAGE
                                            OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE
                                           ---------   --------------   ---------   --------------
Outstanding at beginning of year.........         --          --        4,459,060       50.02
Granted..................................  4,511,560       49.91        2,939,453       48.45
Exercised................................         --          --         (100,000)      41.00
Cancelled................................    (52,500)      41.00         (170,700)      47.18
                                           ---------                    ---------
Outstanding at end of year...............  4,459,060       50.02        7,127,813       49.56
                                           =========                    =========
Exercisable at end of year...............         --          --          932,781       51.42
                                           =========                    =========

     The following table summarizes information on stock options outstanding at December 31, 2001:

                                                     OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                                     ----------------------------------------------------   ---------------------------------
                                         NUMBER       WEIGHTED-AVERAGE      CANADIAN $          NUMBER          CANADIAN $
                                     OUTSTANDING AT      REMAINING       WEIGHTED-AVERAGE   EXERCISABLE AT   WEIGHTED-AVERAGE
CANADIAN $ RANGE OF EXERCISE PRICES     12/31/01      CONTRACTUAL LIFE    EXERCISE PRICE       12/31/01       EXERCISE PRICE
-----------------------------------  --------------   ----------------   ----------------   --------------   ----------------
41.00 -- 44.40................         1,771,800            8.1               41.02            332,400            41.00
45.90 -- 48.40................         2,828,283            9.9               48.37                 --               --
50.25 -- 57.45................         2,527,730            9.0               56.89            600,381            57.19

NOTE 20: SUPPLEMENTAL CASH FLOW INFORMATION

     Details of "Changes in working capital and other items" in the consolidated statement of cash flow are:

                                                              1999   2000   2001
                                                              ----   ----   ----
Accounts receivable.........................................  (99)    (42)  (50)
Inventories.................................................  (11)      4    (3)
Prepaid expenses and other current assets...................   10     (26)  (17)
Accounts payable and accruals...............................   (6)    (41)  (13)
Deferred revenue............................................   38     (12)   (5)
Income taxes................................................   30    (147)  226
Other.......................................................  (48)    (67)  (60)
                                                              ---    ----   ---
                                                              (86)   (331)   78
                                                              ===    ====   ===

     Income taxes paid during 1999, 2000 and 2001 were $91 million, $829 million and $141 million, respectively. The amount paid in 2000 included $605 million related to the sale of Thomson Newspapers. The amount paid in 2001 included $72 million related to the sale of Augusta Newsprint Company. Income tax refunds received during 2000 and 2001 were $49 million and $172 million, respectively. See note 22 for discussion of Augusta Newsprint Company and Thomson Newspapers.

NOTE 21: RELATED PARTY TRANSACTIONS

     Through Woodbridge and its affiliates, the Thomson family owns approximately 73% of the common shares of Thomson. During the years ended December 31, 2001 and 2000, Thomson entered into the following transactions with
Woodbridge:

     On April 4, 2001, Thomson sold Jane's Information Group to a subsidiary of Woodbridge (see note 17) and, on September 7, 2001, Thomson sold its 50 percent interest in Augusta Newsprint Company to Woodbridge (see note 22).

                            THE THOMSON CORPORATION

     In February 2001, a subsidiary of Woodbridge purchased $250 million of preferred shares of a subsidiary of Thomson, which pay annual cumulative dividends at 4.6%. In February 2002, the shares were exchanged for a separate preferred issuance in the same face amount. These new shares pay a fixed annual dividend of 4.5%, and are redeemable at the option of either Woodbridge or the Company beginning February 2006 and annually thereafter. At December 31, 2001, the preference shares were included within "Long-term debt" in the consolidated balance sheet, as they were refinanced in February 2002 with new preference shares due in 2006.

     On January 9, 2001, Thomson completed a transaction with BCE Inc. and Woodbridge in which Thomson exchanged its interest in The Globe and Mail and other related assets for a 20% equity interest in a new multimedia company, Bell Globemedia Inc. (see note 17). Woodbridge holds a 9.9% interest in Bell Globemedia Inc.

     In October 2000, Woodbridge subscribed in cash for 10,982,764 "A" ordinary shares of Thomson PLC with a par value of four sterling pence each for $0.6 million. In November 2000, Thomson PLC redeemed 226,223,830 of the common shares of Thomson PLC held by Woodbridge and its affiliates at their aggregate redemption price at par for $3 million (see note 13).

NOTE 22: DISCONTINUED OPERATIONS

     On February 15, 2000, Thomson announced its intention to sell the newspaper interests of Thomson Newspapers (TN). The primary activities of TN were the publishing of daily and non-daily newspapers, and other advertising and specialty publications in the US and Canada. The results, cash flows, and assets and liabilities of TN have been accounted for as a discontinued operation.

     During 2000, Thomson sold 51 of the 54 publications that had previously been identified for sale for proceeds of $2,473 million. During 2001, the remaining three publications were sold for proceeds of $121 million. Additionally, Thomson sold its 50% interest in Augusta Newsprint Company, a newsprint mill in Augusta, Georgia, to Woodbridge for $190 million. Thomson retained a financial advisor that provided a fairness opinion on the sales price. Accordingly, the sale of Augusta Newsprint Company was recorded at that determined fair value.

     The earnings from discontinued operations are summarized below:

                                                              1999   2000    2001
                                                              ----   -----   ----
Revenues from discontinued operations.......................  817      592   135
                                                              ===    =====   ===
Earnings from operations before income taxes................  139       62    27
Income taxes................................................  (16)      --   (12)
                                                              ---    -----   ---
Earnings from operations....................................  123       62    15
Gain on sale of discontinued operations.....................   --    1,053   173
Tax on gain.................................................   --     (463)  (96)
                                                              ---    -----   ---
Net gain on sale of discontinued operations.................   --      590    77
                                                              ---    -----   ---
Earnings from discontinued operations.......................  123      652    92
                                                              ===    =====   ===

     Operating loss before amortization, restructuring charges and Year 2000 costs during the period from January 1, 2000 to the measurement date of February 15, 2000 was $7 million.

     At December 31, 2000, non-current assets of discontinued operations principally comprised property and equipment, identifiable intangible assets and goodwill.

                            THE THOMSON CORPORATION

NOTE 23: YEAR 2000

     During 1999 and the first quarter of 2000, Thomson incurred costs in connection with the "Year 2000" issue. That issue related to concerns that most computer programs recognize an applicable year by its last two digits, rather than all four; as a result, concerns existed that any computer having time-sensitive software may not have accurately recognized the turn of the century. As Thomson incurred costs to address the Year 2000 issue, costs relating to maintenance and modification were expensed as incurred, while the costs of new hardware and software with future benefits were capitalized and are being amortized over their useful lives. In 1999 and 2000, Thomson expensed $91 million and $4 million, respectively, of such costs against continuing operations.

NOTE 24: SEGMENTED INFORMATION

     See pages F-6 and F-7.

     The reportable segments of Thomson are strategic business groups that offer products and services to target markets. The accounting policies applied by the segments are the same as those applied by the Company. The Company's four reportable segments are:

 LEGAL AND REGULATORY

     Providing integrated information and solutions to legal, tax, accounting, intellectual property, compliance and business professionals.

 LEARNING

     Providing integrated learning products, services and solutions to individuals, post-secondary learning institutions and businesses.

 FINANCIAL

     Providing integrated information and workflow solutions to the worldwide financial community.

 SCIENTIFIC AND HEALTHCARE

     Providing integrated information, services and solutions to researchers and other professionals in the healthcare, academic, scientific and governmental marketplaces.

     In connection with the 2001 decision to retain and manage as an independent group certain Thomson Financial businesses previously held for sale, a new operating segment known as Thomson Media was established. As Thomson Media does not meet the quantitative thresholds to be considered a reportable segment, it is included within the Corporate and other category. Segmented information for 1999 and 2000 has been reclassified on the same basis.

     Additionally, certain investments, as well as goodwill recognized in connection with the provisions of CICA Handbook Section 3465, "Income Taxes" previously recorded within the Corporate and other business segment have been reallocated to the respective market groups.

NOTE 25: SUBSEQUENT EVENTS (UNAUDITED)

     On May 2, 2002, Thomson filed a preliminary prospectus with securities regulatory authorities in Canada, and, pursuant to the Canada/United States of America multi-jurisdictional disclosure system, a registration statement with the U.S. Securities and Exchange Commission, in connection with a proposed public offering of common shares in the United States by Thomson and its principal shareholder, The Woodbridge Company Limited. Thomson will not receive any proceeds from the sale of shares by Woodbridge. Proceeds received by Thomson will be used for general corporate purposes including the repayment of existing indebtedness. Thomson expects this offering to be completed by the end of the second

                            THE THOMSON CORPORATION
quarter 2002 and, in connection with the offering, has applied to list its common shares on the New York Stock Exchange.

     Concurrent with the U.S. listing, Thomson will redeem the related common shares of Thomson PLC, its wholly owned UK subsidiary. Holders of the Thomson PLC common shares, which have a par value of one sterling penny each, will receive a notice specifying how these shares will be redeemed. This decision reflects the comparatively few Thomson PLC shares outstanding and the administrative and other costs required to maintain this share structure. The anticipated impact of the redemption on the consolidated financial statements is not expected to be material.

     Additionally, on May 2, 2002, Woodbridge announced the extension of its commitment to reinvest at least 50% of the dividends received by it and its subsidiaries in newly issued common shares under the Thomson dividend reinvestment plan for a further three years to June 2005. The commitment was originally made in June 1989, has since been extended twice, and was scheduled to expire in June 2002.

                            THE THOMSON CORPORATION

           RECONCILIATION TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                        IN THE UNITED STATES OF AMERICA

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                      AND AS AT DECEMBER 31, 2000 AND 2001

     The consolidated financial statements of The Thomson Corporation (the "Company") have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in some respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). The following schedule presents the material differences between Canadian and U.S. GAAP. As noted in Note 2, the Consolidated Statement of Income for 1999 does not include all information required to be presented.

                            THE THOMSON CORPORATION

           RECONCILIATION TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                        IN THE UNITED STATES OF AMERICA

          (MILLIONS OF U.S. DOLLARS, EXCEPT PER COMMON SHARE AMOUNTS)

                                                                        FOR THE YEAR ENDED
                                                                           DECEMBER 31,
                                                                      ----------------------
                                                              NOTES   1999     2000    2001
                                                              -----   -----   ------   -----
Net income attributable to common shares under Canadian
  GAAP......................................................            532    1,223     749
Differences in GAAP increasing/(decreasing) reported net
  income:
  Dividends declared on preference shares...................    8        28       28      27
  Development costs.........................................    4         5       29      74
  Identifiable intangible assets and goodwill...............    5       (65)      91    (121)
  Employee benefits.........................................    7         4       --      --
  Related party transactions................................    9        --       --    (169)
  Derivative instruments and hedging activities.............   11        --       --     (31)
  Income taxes..............................................    6       (19)     (39)     23
                                                                      -----   ------   -----
Net income under U.S. GAAP..................................            485    1,332     552
                                                                      -----   ------   -----
Other comprehensive income:
  Foreign currency translation..............................            (26)     (50)    (71)
  Unrealized net gains/(losses) on marketable securities
     (net of taxes in 1999 -- $22; 2000 -- $(22);
     2001 -- $0)............................................   10        93     (115)     22
  Minimum pension liability (net of taxes in 2001 -- $2)....    7        --       --      (5)
  Cumulative effect of adoption of SFAS 133 (net of taxes in
     2001 -- $0)............................................   11        --       --      15
  Net unrealized losses on SFAS 133 cash flow hedges (net of
     taxes in 2001 -- $0)...................................   11        --       --     (10)
                                                                      -----   ------   -----
                                                                         67     (165)    (49)
                                                                      -----   ------   -----
Other comprehensive income..................................            552    1,167     503
                                                                      =====   ======   =====
Basic and diluted earnings per common share, calculated
  before other comprehensive income items, under U.S.
  GAAP......................................................    8     $0.74   $ 2.09   $0.84
                                                                      =====   ======   =====

                                                                         {AS AT
                                                                      DECEMBER 31,
                                                                      -------------
                                                              NOTES   2000    2001
                                                              -----   -----   -----
Shareholders' equity as reported under Canadian GAAP........          7,818   8,220
Differences in GAAP increasing/(decreasing) reported
  shareholders' equity:
  Development costs.........................................    4      (110)    (36)
  Identifiable intangible assets and goodwill...............    5      (532)   (653)
  Minimum pension liability.................................    7        --      (7)
  Marketable securities.....................................   10       (22)     --
  Derivative instruments and hedging activities.............   11        --     (26)
  Income taxes..............................................    6       158     183
                                                                      -----   -----
Shareholders' equity under U.S. GAAP........................          7,312   7,681
                                                                      =====   =====

         The accompanying notes are an integral part of this schedule.

     The following schedule presents the Consolidated Statement of Income in accordance with U.S. GAAP, which differs from the presentation used in the Company's primary financial statements. As noted in Note 2, 1999 does not include a breakout of selling, marketing and corporate expenses.

                            THE THOMSON CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME

          (MILLIONS OF U.S. DOLLARS, EXCEPT PER COMMON SHARE AMOUNTS)

                                                           FOR THE YEAR ENDED DECEMBER 31,
                                             ------------------------------------------------------------
                                                    1999                 2000                 2001
                                             ------------------   ------------------   ------------------
                                             CANADIAN    U.S.     CANADIAN    U.S.     CANADIAN    U.S.
                                     NOTES     GAAP      GAAP       GAAP      GAAP       GAAP      GAAP
                                    -------  --------   -------   --------   -------   --------   -------
Revenues..........................     1       5,752      5,752     6,514      6,514     7,237      7,237
Costs & expenses:
  Operating expenses..............  2,4,5,7   (4,345)    (4,375)   (3,793)    (3,804)   (4,161)    (4,188)
  Selling, marketing and corporate
     expenses.....................     2          --         --    (1,187)    (1,187)   (1,290)    (1,290)
  Depreciation....................              (386)      (386)     (416)      (416)     (476)      (476)
  Amortization....................     5        (258)      (290)     (327)      (360)     (444)      (476)
  Restructuring charges...........               (38)       (38)      (37)       (37)      (30)       (30)
  Year 2000 costs.................               (91)       (91)       (4)        (4)       --         --
                                             -------    -------   -------    -------   -------    -------
                                              (5,118)    (5,180)   (5,764)    (5,808)   (6,401)    (6,460)
                                             -------    -------   -------    -------   -------    -------
Operating profit..................               634        572       750        706       836        777
Net gains on disposals of
  businesses and investments......    5,9         52         63        38         62       302        228
Net interest expense and other
  financing costs.................    11        (186)      (186)     (204)      (204)     (236)      (267)
                                             -------    -------   -------    -------   -------    -------
Income from continuing operations
  before income taxes.............               500        449       584        564       902        738
(Provision)/benefit for income
  taxes...........................     6         (63)       (84)       15         25      (168)      (145)
Equity in losses of equity-method
  investees, net of tax...........                --         --        --         --       (50)       (50)
Dividends declared on preference
  shares..........................     8         (28)        --       (28)        --       (27)        --
                                             -------    -------   -------    -------   -------    -------
Income from continuing
  operations......................               409        365       571        589       657        543
Income from discontinued
  operations......................    5,9        123        120       652        743        92          9
                                             -------    -------   -------    -------   -------    -------
Net income........................               532        485     1,223      1,332       749        552
Dividends declared on preference
  shares..........................     8          --        (28)       --        (28)       --        (27)
                                             -------    -------   -------    -------   -------    -------
Net income attributable to common
  shareholders....................               532        457     1,223      1,304       749        525
                                             =======    =======   =======    =======   =======    =======
Basic and diluted earnings per
  common share:...................     8
  Continuing operations...........           $  0.66    $  0.55   $  0.92    $  0.90   $  1.05    $  0.82
  Discontinued operations.........              0.20       0.19      1.04       1.19      0.14       0.02
                                             -------    -------   -------    -------   -------    -------
Net income per common share.......           $  0.86    $  0.74   $  1.96    $  2.09   $  1.19    $  0.84
                                             =======    =======   =======    =======   =======    =======

         The accompanying notes are an integral part of this schedule.

     The following is a listing of accounts in the Company's Consolidated Balance Sheet affected by the differences between Canadian and U.S. GAAP:

                            THE THOMSON CORPORATION

                         SELECT BALANCE SHEET ACCOUNTS

                           (MILLIONS OF U.S. DOLLARS)

                                                                 AS AT DECEMBER 31,
                                                   -----------------------------------------------
                                                            2000                     2001
                                                   ----------------------   ----------------------
                                                                    U.S.                     U.S.
                                         NOTES     CANADIAN GAAP    GAAP    CANADIAN GAAP    GAAP
                                       ---------   -------------   ------   -------------   ------
Identifiable intangible assets,
  net................................      5           4,659        4,293       4,921        4,536
Goodwill, net........................      5           6,171        5,888       7,903        7,594
Other non-current assets.............    4,10            827          706       1,263        1,227
Total assets.........................                 15,699       14,929      18,402       17,672


Accounts payable and accruals........      5           1,626        1,591       1,855        1,846
Long-term debt.......................     11           2,321        2,321       3,651        3,688
Other non-current liabilities........   5,7,11         1,264        1,193       1,262        1,226
Deferred income taxes................      6           1,284        1,126       1,439        1,256
Total liabilities....................                  7,881        7,617      10,182        9,991
Additional paid-in capital...........      9              --           --          --          169
Retained earnings....................                  5,943        5,459       6,253        5,545
Accumulated comprehensive income.....  3,7,10,11        (160)        (182)       (231)        (231)
Total shareholders' equity...........                  7,818        7,312       8,220        7,681
Total liabilities and shareholders'
  equity.............................                 15,699       14,929      18,402       17,672

         The accompanying notes are an integral part of this schedule.

                            THE THOMSON CORPORATION

        NOTES TO RECONCILIATION TO GAAP IN THE UNITED STATES OF AMERICA
          (MILLIONS OF U.S. DOLLARS, EXCEPT PER COMMON SHARE AMOUNTS)

1.  REVENUES

     The Company sells information and content to its customers in various formats and utilizes several methods of delivery (e.g., print, CD-ROM, dedicated transmission lines, Internet, etc.). The Company considers the sale of information, no matter what the form and method of distribution to be revenues from tangible products, as presented in its Consolidated Statement of Income. Consulting, advertising and other services provided by the Company comprise less than 10% of total revenues.

2.   COSTS & EXPENSES

     Included in Operating Expenses are costs and expenses associated with the Company's operating units, except for selling, marketing and promotion expenses and the headquarters costs of these units. Such costs and expenses are included under Selling, Marketing and Corporate Expenses along with the Company's corporate expenses. U.S. GAAP requires operating and selling, general and administrative type costs to be separately disclosed. Segmentation of 1999 costs into these categories was not available.

3.  ACCUMULATED COMPREHENSIVE INCOME

     Under Canadian GAAP, the cumulative translation adjustment is shown separately in shareholders' equity in the Company's Consolidated Balance Sheet, whereas under U.S. GAAP the adjustment is reported within Accumulated Comprehensive Income. For presentation purposes, the cumulative translation adjustment, for Canadian GAAP, is included under the caption Accumulated Comprehensive Income in the Select Balance Sheet Accounts schedule.

4.  DEVELOPMENT COSTS

     Under Canadian GAAP, certain costs classified as development are deferred and amortized over their estimated useful lives. Under U.S. GAAP, all development costs are expensed as incurred. The difference between U.S. GAAP and Canadian GAAP represents the gross development costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized.

5.  IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL

     Under U.S. GAAP, the allocation of the purchase price of acquisitions prior to January 1, 2001, and amortization of intangible assets differs from Canadian GAAP. These historical differences primarily relate to (i) costs that are required to be recorded as operating expenses under U.S. GAAP, which, prior to January 1, 2001 (the effective date of the Emerging Issues Committee 114, "Liability Recognition for Costs Incurred on Purchase Business Combinations," which conforms Canadian GAAP to U.S. GAAP), were capitalized under Canadian GAAP; (ii) a gain resulting from a 1997 disposal mandated by the U.S. Department of Justice which has been treated as a reduction of goodwill under Canadian GAAP; (iii) overall increased amortization charges; and (iv) differences in gain or loss calculations on business disposals resulting from the above factors.

                            THE THOMSON CORPORATION

 NOTES TO RECONCILIATION TO GAAP IN THE UNITED STATES OF AMERICA -- (CONTINUED)
          (MILLIONS OF U.S. DOLLARS, EXCEPT PER COMMON SHARE AMOUNTS)

     Following were the significant identifiable intangible asset balances as at December 31, as accounted for under U.S. GAAP:

                                                               2000     2001
                                                              ------   ------
Trade names.................................................   1,263    1,415
Customer lists and relationships............................   1,470    1,615
Databases and content.......................................     839    1,100
Publishing rights...........................................   1,800    1,732
Other.......................................................     225      219
                                                              ------   ------
Identifiable intangible assets -- gross.....................   5,597    6,081
Less: accumulated amortization..............................  (1,304)  (1,545)
                                                              ------   ------
Identifiable intangible assets -- net.......................   4,293    4,536
                                                              ======   ======

     See note 17 for discussion of new accounting standard relating to intangible assets and goodwill.

6. INCOME TAXES

     On January 1, 2000, the Company adopted The Canadian Institute of Chartered Accountants (CICA) Handbook Section 3465, "Income Taxes," on a retroactive basis with restatement. The new accounting standard is substantially similar to U.S. GAAP. Adjustments to the net deferred tax liability balances on the balance sheet only relate to the tax effects of other U.S. GAAP reconciling items.

     One difference between the two standards is that, under Canadian GAAP, disclosure of a deferred tax asset is not required when management believes it is more likely than not that the asset will not be realized. U.S. GAAP requires disclosing the gross components of deferred tax assets and reflecting a valuation allowance if it is more likely than not that the asset will not be realized. The table below disclosing the Company's deferred tax assets and liabilities reflects the U.S. GAAP requirements.

     Another difference between the two standards is that, under Canadian GAAP, changes to future tax rates need only be substantially enacted to be considered, whereas for U.S. GAAP, changes to future rates must be enacted by law. This difference did not have a material impact on the U.S. GAAP presentation as discussed in these notes.

                            THE THOMSON CORPORATION

 NOTES TO RECONCILIATION TO GAAP IN THE UNITED STATES OF AMERICA -- (CONTINUED)
          (MILLIONS OF U.S. DOLLARS, EXCEPT PER COMMON SHARE AMOUNTS)

     The components of income/(loss) from continuing operations before provision for income taxes on a U.S. GAAP basis are as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                              1999     2000      2001
                                                              -----   -------   -------
Canada......................................................  (168)     (148)     (157)
U.S. and other jurisdictions................................   617       712       895
                                                              ----    ------    ------
  Total.....................................................   449       564       738
                                                              ====    ======    ======
The provision/(benefit) for income taxes consists of:
Canadian income taxes:
  Current...................................................     1         1         1
  Deferred..................................................    --      (105)       75
                                                              ----    ------    ------
Total Canadian..............................................     1      (104)       76
U.S. and other jurisdictions' income taxes:
  Current...................................................   120        55        92
  Deferred..................................................   (37)       24       (23)
                                                              ----    ------    ------
Total U.S. and other jurisdictions..........................    83        79        69
                                                              ----    ------    ------
     Total worldwide........................................    84       (25)      145
                                                              ====    ======    ======

     The deferred tax assets/(liabilities) as at December 31, on a U.S. GAAP basis consisted of the following items:

                                                               2000     2001
                                                              ------   ------
Acquisition reserves........................................      58       89
Accrued expenses............................................     111      181
Financial instruments.......................................      83      101
Investments.................................................      81       28
Tax loss and credit carryforwards...........................     323      349
Other.......................................................     189      197
                                                              ------   ------
  Total deferred tax asset..................................     845      945
Valuation allowance.........................................    (280)    (355)
                                                              ------   ------
  Net deferred tax asset....................................     565      590
Intangible assets...........................................  (1,426)  (1,495)
Fixed assets................................................     (94)    (135)
Other.......................................................    (171)    (216)
                                                              ------   ------
  Total deferred tax liability..............................  (1,691)  (1,846)
                                                              ------   ------
Net deferred tax liability..................................  (1,126)  (1,256)
                                                              ======   ======

     The valuation allowances of $280 and $355 at December 31, 2000 and 2001, respectively, relate primarily to Canadian and United Kingdom net operating loss carryforwards (NOLCs). The valuation allowances reflect management's belief that it is more likely than not that a portion of these assets will not be realized. The increase in the valuation allowance from 2000 to 2001 primarily relates to additional Canadian net operating losses sustained in 2001. At December 31, 2001, the Company had Canadian NOLCs of $533 and NOLCs in other jurisdictions of $47. The Canadian NOLCs will expire, if not previously utilized, as

                            THE THOMSON CORPORATION

 NOTES TO RECONCILIATION TO GAAP IN THE UNITED STATES OF AMERICA -- (CONTINUED)
          (MILLIONS OF U.S. DOLLARS, EXCEPT PER COMMON SHARE AMOUNTS)

follows: 2003 -- $62; 2004 -- $59; and the majority of the remainder in 2007 and 2008. The majority of the NOLCs from other jurisdictions may be carried forward indefinitely.

     The following is a reconciliation of the income taxes calculated at the Canadian corporate tax rate (44% in 1999 and 2000 and 40% in 2001) with the income tax provision/(benefit):

                                                              1999   2000   2001
                                                              ----   ----   ----
Income from continuing operations before income taxes.......   449    564    738
                                                              ====   ====   ====
Income taxes at Canadian corporate tax rate.................   199    250    297
Differences attributable to:
  Non-deductible goodwill amortization......................    33     65     39
  Effect of income recorded at rates lower than the Canadian tax rate...............................................  (189)  (280)  (225)
  Changes in valuation allowances...........................    30    (63)    48
  Other, net................................................    11      3    (14)
                                                              ----   ----   ----
Income tax provision/(benefit)..............................    84    (25)   145
                                                              ====   ====   ====

     The total amount of undistributed earnings of non-Canadian subsidiaries for income tax purposes was approximately $5.9 billion at December 31, 2001. It is the Company's intention to reinvest undistributed earnings of its non-Canadian subsidiaries and, thereby, indefinitely postpone their remittance. Accordingly, no provision has been made for non-Canadian withholding taxes or Canadian income taxes that may become payable if undistributed earnings from non-Canadian subsidiaries were paid as dividends to the Company. The additional taxes on that portion of the undistributed earnings, which is available for dividends, are not practicably determinable.

7.  EMPLOYEE BENEFITS

     On January 1, 2000, the Company adopted CICA Handbook Section 3461, "Employee Future Benefits," on a cumulative adjustment basis applied retroactively without restatement of prior years. This Canadian standard is similar to U.S. GAAP and requires costs for employee future benefits be accrued over the periods in which employees earn the benefits. Prior to adopting the new Canadian standard, certain employee future benefits were expensed as incurred.

     Under U.S. GAAP, recognition of an additional minimum liability is required when the accumulated benefit obligation exceeds the fair value of the plan assets to the extent that such excess is greater than the accrued pension costs otherwise recorded. No such adjustment is required under Canadian GAAP. There was no additional minimum pension liability necessary as at December 31, 2000. At December 31, 2001, an additional minimum pension liability would have been required under U.S. GAAP.

8.  EARNINGS PER COMMON SHARE

     The basic and diluted earnings per common share (calculated before other comprehensive income items) differ from the Canadian GAAP earnings per common share as a result of the reconciling items in the determination of net income under U.S. GAAP. In 2000, the Company implemented a stock incentive plan. Because the number of weighted average options outstanding and other dilutive securities under the stock incentive plan were immaterial, the diluted earnings per common share amounts for 2000 and 2001 under U.S. GAAP are reported at the same amount as the basic earnings per common share amounts under U.S. GAAP. Under U.S. GAAP, earnings per common share amounts are computed after deducting from net income $28 of preference share dividends in each of 1999 and 2000 and $27 of preference share dividends in 2001. Under Canadian GAAP, such dividends are included as a component of net income.

                            THE THOMSON CORPORATION

 NOTES TO RECONCILIATION TO GAAP IN THE UNITED STATES OF AMERICA -- (CONTINUED)
          (MILLIONS OF U.S. DOLLARS, EXCEPT PER COMMON SHARE AMOUNTS)

9.  RELATED PARTY TRANSACTIONS

     In April 2001, the Company sold Jane's Information Group to its majority shareholder, The Woodbridge Company Limited (Woodbridge). Additionally, in September 2001, the Company sold its 50 percent interest in Augusta Newsprint Company (Augusta), a discontinued operation, to Woodbridge.

     In accordance with Canadian GAAP, the Company recognized gains on these related party transactions in its Consolidated Statement of Income. Under U.S. GAAP, such related party gains are not recognizable in the Consolidated Statement of Income, but rather must be reflected as an equity transaction.

10.  MARKETABLE SECURITIES

     Under U.S. GAAP, investments with readily determinable fair values, which are classified as available-for-sale securities, are reported at fair value, with unrealized gains and losses excluded from income and reported within Other Comprehensive Income (OCI), net of tax. Under Canadian GAAP, such investments are recorded at cost, with no adjustments for changes in fair values, unless management has assessed a decline in value to be other than temporary, for which a charge to income would be recognized.

     Following below is a summary of the amounts recorded to Accumulated Comprehensive Income and reclassified to income for the periods presented herein under U.S. GAAP, net of tax:

Accumulated net unrealized gains on marketable securities at
  December 31, 1999.........................................   93
Reclassification of net gains to income.....................  (43)
Changes in fair value of marketable securities..............  (72)
                                                              ---
Accumulated net unrealized losses on marketable securities
  at December 31, 2000......................................  (22)
Reclassification of net losses to income....................   22
                                                              ---
Accumulated net unrealized gains/(losses) on marketable
  securities at December 31, 2001...........................   --
                                                              ===

11.  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     There are primarily two types of exposures that the Company seeks to hedge by way of derivative instruments. These are exposures arising from adverse changes in currency exchange and interest rates. The Company uses currency swap arrangements to convert its obligations borrowed in currencies other than U.S. dollars into U.S. dollar amounts. Interest rate swaps are utilized to maintain an appropriate mix of the Company's debt portfolio between fixed and floating rates. Under Canadian GAAP, the fair values of these derivative instruments are disclosed in the notes to the Company's financial statements, but not recorded in the Company's Consolidated Balance Sheet. In order to reconcile to U.S. GAAP, effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." Under SFAS 133, all derivative instruments are recognized on the balance sheet at their fair values, and changes in fair value are recognized (i) immediately in income for fair value hedges or for risk management strategies that do not qualify as, or are not designated as, hedges; or, (ii) initially in OCI and subsequently reclassified to income when the transaction being hedged effects income for cash flow hedges. Any ineffective portion of hedges is recognized in income as it occurs.

     As a result of adopting SFAS 133, and in accordance with the transition provisions, as of January 1, 2001, the Company recorded a transition credit of $15 to OCI related to its cash flow hedges. The transition impact on the Consolidated Statement of Income was not material and, thus, the adoption of SFAS 133 did not have a material impact on earnings per common share.

                            THE THOMSON CORPORATION

 NOTES TO RECONCILIATION TO GAAP IN THE UNITED STATES OF AMERICA -- (CONTINUED)
          (MILLIONS OF U.S. DOLLARS, EXCEPT PER COMMON SHARE AMOUNTS)

     Following is additional information and disclosures concerning derivative instruments:

 CASH FLOW HEDGES

     The Company hedges variability in cash flows which arise from changes in exchange rates of certain non-US dollar denominated debt and floating rate debt, as well as the effects of changes in exchange rates on forecasted foreign currency denominated transactions. For cash flow hedges, the effective portion of the change in fair value of the derivative instrument is recorded in OCI and reclassified to income when the earnings effects of the hedged item are recognized in income.

     Following below is a summary of the cash flow hedging activity recorded to OCI and amounts reclassified to income in 2001 (amounts net of tax):

                                                                   2001
                                                               (LOSS)/GAIN
                                                              --------------
Cumulative effect of adoption of SFAS 133 on January 1,
  2001......................................................        15
Reclassification of net losses to income....................        25
Changes in fair value of cash flow hedges...................       (35)
                                                                   ---
Accumulated net unrealized gains as at December 31, 2001....         5
                                                                   ===

     The accumulated net unrealized gains as at December 31, 2001, are comprised of unrealized gains of $47 and unrealized losses of $42. It is expected that the net impact of amounts reclassified from OCI to income in 2002 will be a benefit to the Consolidated Statement of Income of approximately $1.

     In 2001, there were no forecasted transactions being hedged that failed to occur. At December 31, 2001, the maximum term of derivative instruments that hedge forecasted transactions is twelve months.

 FAIR VALUE HEDGES

     Under SFAS 133, fair value hedges are defined as those that offset the risk of changes in the fair values of assets, liabilities and firm commitments. For example, upon issuance, the Company converts certain fixed rate non-US dollar denominated debt to US dollar floating rate debt via the use of currency swap instruments. Changes in fair value of derivatives designated and effective as fair value hedges are recorded in income along with the corresponding change in the fair value of the hedged item attributable to the risk being hedged.

 NON-QUALIFIED DERIVATIVES

     SFAS 133 specifies criteria that must be met in order to apply hedge accounting. Derivatives that do not qualify for hedge accounting are marked to market through income. The amount of change in fair value of derivatives not designated as hedges at December 31, 2001, which were required to be marked to market through income was a loss of $31, and is included in Net Interest Expense and Other Financing Costs in the Company's Consolidated Statement of Income. These non-qualified derivatives relate to four interest rate swap agreements.

 INCOME EFFECTS OF DERIVATIVES

     In the context of hedging relationships, "effectiveness" refers to the degree to which fair value changes in the hedging instrument offset corresponding fair value changes in the hedged item. For the year ended December 31, 2001, the ineffective portion of qualifying hedges was not significant.

                            THE THOMSON CORPORATION

 NOTES TO RECONCILIATION TO GAAP IN THE UNITED STATES OF AMERICA -- (CONTINUED)
          (MILLIONS OF U.S. DOLLARS, EXCEPT PER COMMON SHARE AMOUNTS)

12.  DEBT MATURITIES

     Following are the maturities of long-term debt before accounting for hedges in each of the next five years and thereafter: $473 in 2002, $284 in 2003, $679 in 2004, $282 in 2005, $614 in 2006 and $1,792 thereafter.

13.  CASH FLOW

     The Company's Consolidated Statement of Cash Flow is prepared in accordance with Canadian GAAP, which is consistent with the principles for cash flow statements in International Accounting Standard No. 7. Accordingly, as permitted by the Securities and Exchange Commission, a reconciliation of cash flows to U.S. GAAP has not been provided.

14.  ACCOUNTING FOR STOCK BASED COMPENSATION

     Under Canadian GAAP, the Company's Stock Incentive Plan is accounted for in a manner materially similar to U.S. GAAP, APB Opinion 25, "Accounting for Stock Options Issued to Employees." Had compensation cost for the Company's stock incentive plans been determined based upon the fair value at the date of grant, consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                    2000                    2001
                                            ---------------------   ---------------------
                                            U.S. GAAP   PRO FORMA   U.S. GAAP   PRO FORMA
                                            ---------   ---------   ---------   ---------
Net income................................    1,332       1,330         552         545
Earnings per common share:
  Basic...................................    $2.09       $2.09       $0.84       $0.83
  Diluted.................................    $2.09       $2.09       $0.84       $0.82

     These pro forma amounts may not be representative of future disclosures because the estimated fair value of options is amortized to expense over the vesting period, and additional options may be granted in future years.

     Using the Black-Scholes option pricing model the estimated weighted average fair value of options granted at date of grant was estimated to be $10.20 in 2000 and $8.56 in 2001. The Black-Scholes model was developed for the use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. In management's opinion, such valuation models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The principal assumptions used in applying the Black-Scholes option pricing model were as follows:

                                                              2000    2001
                                                              -----   -----
Risk-free interest rate.....................................   5.9%    4.7%
Expected dividend yield.....................................   2.3%    2.1%
Expected stock price volatility.............................  27.9%   26.7%
Expected life (in years)....................................      6       6

No stock options were granted or outstanding in 1999.

15.  UNAUDITED PRO FORMA INFORMATION

     The following 1999 and 2000 unaudited pro forma information presents the results of operations of the Company as if the significant 2000 acquisitions had taken place on January 1, 1999 and 2000, respectively. Additionally, the 2000 and 2001 unaudited pro forma information includes the estimated effect of significant

                            THE THOMSON CORPORATION

 NOTES TO RECONCILIATION TO GAAP IN THE UNITED STATES OF AMERICA -- (CONTINUED)
          (MILLIONS OF U.S. DOLLARS, EXCEPT PER COMMON SHARE AMOUNTS)

2001 acquisitions as if the acquisitions had occurred on January 1, 2000 and 2001, respectively. For each period shown, the unaudited pro forma information does not include adjustments to reflect the estimated effects of disposals of businesses, including the disposal of Mitchell International in April 2000, The Globe and Mail in January 2001, and Jane's Information Group in April 2001. Revenues from these and other smaller businesses disposed of over the period totaled $628 in 1999, $410 in 2000, and $62 in 2001. Refer to Note 17 of the Company's consolidated financial statements for a description of significant acquisitions in each year.

     The unaudited pro forma results may not be indicative of the results that would have been reported if the transactions had actually occurred at the beginning of the respective periods, or of operating results that may be attained in the future. The following unaudited pro forma information does not reflect any synergies anticipated by the Company as a result of the acquisitions, and assumes that the Company would have obtained similar financing as that which followed the acquisitions. Income from continuing operations is after income taxes, interest, and amortization charges. The pro forma data includes the full year effect of each of these items for each significant acquisition.

                               1999                    2000                    2001
                       ---------------------   ---------------------   ---------------------
                                   UNAUDITED               UNAUDITED               UNAUDITED
                       U.S. GAAP   PRO FORMA   U.S. GAAP   PRO FORMA   U.S. GAAP   PRO FORMA
                       ---------   ---------   ---------   ---------   ---------   ---------
Revenues.............    5,752       6,676       6,514       7,665       7,237       7,614
                        ------      ------      ------      ------      ------      ------
Income from
  continuing
  operations.........      365         243         589         390         543         452
Income from
  discontinued
  operations.........      120         120         743         743           9           9
                        ------      ------      ------      ------      ------      ------
Net income...........      485         363       1,332       1,133         552         461
                        ======      ======      ======      ======      ======      ======
Basic and diluted
  earnings per common
  share..............   $ 0.74      $ 0.54      $ 2.09      $ 1.77      $ 0.84      $ 0.69
                        ======      ======      ======      ======      ======      ======

16.  VALUATION ACCOUNT ACTIVITY

     The following table presents the activity in the Company's allowances against accounts receivable for the years ended December 31, 2000 and 2001:

                                                     ADDITIONS
                                                -------------------
                                 BEGINNING OF   CHARGED TO                              END OF
YEAR                             YEAR BALANCE    EXPENSE     OTHER*    WRITE-OFFS    YEAR BALANCE
----                             ------------   ----------   ------   ------------   ------------
2000...........................      273           379         14         (381)          285
2001...........................      285           425         58         (387)          381

---------------

* Other includes additions from acquisitions, net of reductions from disposals and impact from foreign currency translation.

17.  NEW ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). This standard, which must be adopted as of January 1, 2002, is similar in all material respects to CICA Handbook Section 3062 "Goodwill and Other Intangible Assets," which also must be adopted under Canadian GAAP as of January 1, 2002. The Company recently completed its initial impairment review under the requirements of Handbook

                            THE THOMSON CORPORATION

 NOTES TO RECONCILIATION TO GAAP IN THE UNITED STATES OF AMERICA -- (CONTINUED)
          (MILLIONS OF U.S. DOLLARS, EXCEPT PER COMMON SHARE AMOUNTS)

Section 3062 and SFAS 142, and will recognize a charge in its first quarter of 2002 of $67 and $66, net of tax, respectively, associated with its adoption. The Company anticipates recording an additional transition charge of up to $100 in the second quarter in connection with the application of the new goodwill and other intangible assets standard by its equity method investees. These charges will not affect income under Canadian GAAP because they result from a change in accounting principle and will be charged directly to retained earnings in the Consolidated Balance Sheet, but, under U.S. GAAP these amounts will be charged to income.

     Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), was issued in June 2001. SFAS 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets. For purposes of its reconciliation to U.S. GAAP, the Company is required to adopt SFAS 143 as of January 1, 2003. The adoption of this standard is not expected to have a material impact on the Company's financial position or results of operations.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS
144). For purposes of its reconciliation to U.S. GAAP, the Company is required to adopt SFAS 144 as of January 1, 2002. The Company has determined that adoption of the Statement will not have a material effect on the Company's financial position or results of operations, but may result in certain future disposals being classified as discontinued operations.